    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1996
                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                             ---------------------

                             NATIONAL-OILWELL, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                          5084                         76-0475815
  (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
      of incorporation or         Classification Code Number)         Identification No.)
          organization)

                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 PAUL M. NATION
                       VICE PRESIDENT AND GENERAL COUNSEL
                             NATIONAL-OILWELL, INC.
                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                 JOHN S. WATSON                                 JAMES M. PRINCE
             VINSON & ELKINS L.L.P.                          ANDREWS & KURTH L.L.P.
       2300 FIRST CITY TOWER, 1001 FANNIN            4200 TEXAS COMMERCE TOWER, 600 TRAVIS
           HOUSTON, TEXAS 77002-6760                          HOUSTON, TEXAS 77002
                 (713) 758-2222                                  (713) 220-4200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

<Caption
===================================================================================================
                                                             PROPOSED
TITLE OF EACH CLASS OF                                  MAXIMUM AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED                             OFFERING PRICE(1)      REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, par value $.01.........................       $82,800,000             $28,552
===================================================================================================

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

***************************************************************************
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any state in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  state.                                                                 *
***************************************************************************

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 29, 1996

PROSPECTUS

                                4,000,000 SHARES

                             [NATIONAL OILWELL LOGO]

                             NATIONAL-OILWELL, INC.
                                  COMMON STOCK

                            ------------------------

     All 4,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by National-Oilwell, Inc. (the "Company"). The initial public offering price is expected to be
between $          and $          per share.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     The Company intends to make application to list the Common Stock on the New York Stock Exchange under the proposed symbol "NAT."

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                           ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

======================================================================================================
                                             PRICE TO           UNDERWRITING          PROCEEDS TO
                                              PUBLIC             DISCOUNT(1)          COMPANY(2)
- ------------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                    $
- ------------------------------------------------------------------------------------------------------
Total(3)...............................           $                   $                    $
======================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $700,000.

(3) The Company has granted to the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount and
    Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about             , 1996.

                            ------------------------

MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                                                               SIMMONS & COMPANY
                                                                  INTERNATIONAL

                            ------------------------

               The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) exercise of the Warrant to purchase 282,392 shares of Common Stock and, assuming an initial
public offering price of $     per share, (ii) all outstanding shares of the
Company's Class A Common Stock are converted into 1,902,543 shares of Common Stock on the effective date of the Registration Statement of which this Prospectus is a part and (iii) the issuance of 340,926 shares of Common Stock in connection with the Company's Value Appreciation Plans. Prospective purchasers of the Common Stock should carefully read this entire Prospectus and should consider, among other things, the matters set forth under "Risk Factors." Unless otherwise indicated, all information relating to the Company contained in this Prospectus assumes the over-allotment option described under "Underwriting" is not exercised. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

     National-Oilwell, Inc. (the "Company") is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of maintenance, repair and operating ("MRO") products used in oil and gas drilling and production. The Company designs, manufactures and sells drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of rigs used to drill oil and gas wells. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. These components are installed on new drilling rigs and used in the upgrade, refurbishment and repair of existing drilling rigs. A significant portion of the Company's business includes the sale of replacement parts for its own manufactured machinery and equipment. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) operating today utilize drilling machinery manufactured by the Company. In addition, the Company manufactures and sells a complete line of centrifugal and reciprocating pumps used in oilfield and industrial applications.

     The Company provides distribution services through its network of 113 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers have historically provided MRO products, including valves, fittings, flanges, replacement parts and miscellaneous expendable items. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, the Company's distribution services have evolved to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. These arrangements have resulted in the Company working more closely with its customers in return for a more exclusive oilfield distribution arrangement.

     The Company's business is dependent on and affected by the level of worldwide oil and gas drilling and production activity, the aging worldwide rig fleet which was generally constructed prior to 1982, and the profitability and cash flow of oil and gas companies and drilling contractors. Drilling activity has recently increased in the offshore and deeper land markets both of which are particularly well served by the drilling machinery and equipment manufactured by the Company. As of June 30, 1996, the worldwide offshore mobile drilling rig utilization rate was over 90% and the number of active U.S. land rigs had increased approximately 15% compared to June 30, 1995. As drilling activity has increased, the Company has experienced increased demand for its manufactured products and distribution services as existing rigs are upgraded, refurbished and repaired, new rigs are constructed and expendable parts are used.

     The Company's oilfield equipment business and distribution services business accounted for 56% and 44%, respectively, of the combined earnings before interest, taxes, depreciation and amortization ("EBITDA") for the six months ended June 30, 1996.

BUSINESS STRATEGY

     Beginning in 1993, a new executive and operating team was assembled to manage the Company's business. In January 1996, that new management team, together with an investor group led by The Inverness Group Incorporated and First Reserve Corporation, purchased the business of the Company from its former owners, USX Corporation and Armco Inc. Since 1993, the business strategy of the Company has been to enhance its operating performance and build a platform for growth by focusing on markets in which its product lines are market leaders and which are believed by management to provide the most significant growth potential. As part of that strategy, the Company disposed of certain of its non-core equipment manufacturing businesses and product lines and reengineered its distribution business during the years 1993 through 1995. Since the completion of the redirection of the Company's business in 1995, the Company's performance has improved substantially, with EBITDA before special items increasing from $6.2 million for the six months ended June 30, 1995 to $15.3 million for the six months ended June 30, 1996.

     The Company's current business strategy is to enhance its leading market positions and operating performance by:

     Leveraging Its Market Leading Installed Base. The Company estimates that approximately 65% of the mobile offshore drilling rigs and the majority of the world's larger land drilling rigs operating today use drilling machinery manufactured by the Company. The Company believes this installed base and its reputation for performance and reliability present substantial opportunities to capture a significant portion of the increased level of expenditures by its customers for the construction of new drilling rigs as well as the upgrade and refurbishment of existing drilling rigs.

     Capitalizing on Increasing Demand for Higher Horsepower Drilling Machinery. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater water depths and extended reach, will increase the demand for new drilling rig construction and the upgrading and capacity enhancement of existing rigs. The Company's higher horsepower drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

     Building on Distribution Strengths. The Company has developed and implemented integrated information and process systems that are designed for more effective procurement, inventory management and logistics activities. A critical element of the Company's strategy has been to regionally centralize its procurement, inventory and logistics operations, thus gaining cost and inventory utilization efficiencies while retaining its responsiveness to local markets. In addition, the strategic integration of the Company's distribution expertise, extensive distribution network and growing base of customer alliances provides an increased opportunity for cost effective marketing of the Company's manufactured equipment.

     Capitalizing on Alliance/Outsourcing Trends. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. The Company has entered into and is seeking alliance arrangements to better serve its customers, to better manage its own inventory, to increase the volume and scope of products sold to the customer without significantly increasing the Company's overhead costs, and to expand marketing opportunities to sell equipment manufactured by the Company. The Company believes that it is well positioned to provide broad procurement, inventory management and other services as a result of the Company's (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) information systems that offer customers enhanced online and onsite services.

     The Company is a Delaware corporation whose principal executive offices are located at 5555 San Felipe, Houston, Texas 77056, and its telephone number is
(713) 960-5100. References herein to the Company refer to the predecessor partnership for periods prior to January 1, 1996 and to National-Oilwell, Inc. for subsequent periods.

                                  THE OFFERING

Common Stock Offered by the Company..........  4,000,000 shares
Common Stock to be Outstanding After the
  Offering...................................  17,590,409 shares(1)
Use of Proceeds..............................  To repay certain outstanding indebtedness, essentially all of which was incurred to fund
                                               the acquisition of the Company, and for other
                                               general corporate purposes. See "Use of
                                               Proceeds."
Proposed New York Stock Exchange Symbol......  "NAT"

- ---------------

(1) Subject to adjustment based on the initial public offering price as described in "Management -- Employee Benefit Plans and Arrangements" and "Description of Capital Stock -- Common Stock."

     SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND OTHER DATA

     The summary historical consolidated financial data presented below for the three years ended December 31, 1995 is derived from the audited consolidated financial statements of the Company. The summary consolidated financial information as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 is derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals and adjustments, necessary for the fair presentation of the financial data for such periods.

     The summary unaudited pro forma consolidated financial information is derived from the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The unaudited pro forma consolidated financial data give effect to (i) the pro forma effect of completion of the Acquisition and (ii) the adjusted pro forma effect of completion of the Offering and the application of the estimated net proceeds therefrom as described elsewhere in this Prospectus. The pro forma financial data is not necessarily indicative of actual results of operations that would have occurred during those periods and is not necessarily indicative of future results of operations. The summary consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related Notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                           SIX MONTHS ENDED                 YEAR ENDED DECEMBER 31,
                                               JUNE 30,          ---------------------------------------------
                                         --------------------    PRO FORMA
                                           1996        1995        1995         1995        1994        1993
                                         --------    --------    ---------    --------    --------    --------
                                             (UNAUDITED)         (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.............................  $294,643    $266,443    $545,803     $545,803    $562,053    $627,281
  Cost of revenues.....................   254,556     231,556     474,791      474,791     482,423     547,401
                                         --------    --------    ---------    --------    --------    --------
    Gross profit.......................    40,087      34,887      71,012       71,012      79,630      79,880
  Selling, general and
    administrative.....................    26,681      30,903      57,231       57,231      64,422      79,391
  Special charges (credits)(1).........        --      (7,500)     (8,458)      (8,458)    (13,916)      8,565
                                         --------    --------    ---------    --------    --------    --------
    Operating income (loss)............    13,406      11,484      22,239       22,239      29,124      (8,076)
  Interest expense -- net..............    (6,418)     (1,063)     (5,631)      (1,261)     (4,731)     (7,276)
  Other income (expense)...............      (321)        161      (1,563)      (1,401)        528        (240)
                                         --------    --------    ---------    --------    --------    --------
    Income (loss) before taxes.........     6,667      10,582      15,045       19,577      24,921     (15,592)
  Provision for income taxes(2)........     2,667       1,204       5,523        1,937       1,041       1,871
                                         --------    --------    ---------    --------    --------    --------
         Net income (loss).............  $  4,000    $  9,378    $  9,522     $ 17,640    $ 23,880    $(17,463)
                                         =========   =========   =========    =========   =========   =========
  Net income per share(3)..............  $    .30                $    .54
                                         =========               =========
  Common shares outstanding(3)(4)......    13,249                  17,590
                                         =========               =========
OTHER DATA:
  EBITDA before special items(5).......  $ 15,309    $  6,156    $ 17,376     $ 17,376    $ 21,235    $ 11,210
  Depreciation and amortization........     1,903       2,172       3,595        3,595       6,027      10,721
  Capital expenditures.................       849       2,031       4,764        4,764       3,604       1,967

                                                              AS OF JUNE 30, 1996
                                                          ----------------------------
                                                          HISTORICAL    AS ADJUSTED(6)
                                                          ----------    --------------
BALANCE SHEET DATA (UNAUDITED):
  Working capital.......................................   $125,580        $130,376
  Total assets..........................................    259,481         258,843
  Long-term debt, less current maturities...............    118,688          62,243
  Stockholders' equity..................................     33,982          88,018

- ---------------

(1) In 1995 and 1994, the Company recorded gains from the sales of certain non-core equipment manufacturing businesses, product lines and assets, net of other costs. In 1993, the Company recorded charges primarily related to the disposal of a product line. See Note 10 to the Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Prior to January 1, 1996, the Company was a general partnership and therefore not subject to U.S. federal and state income taxes. See Note 9 to the Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Historical net income (loss) per share and common shares outstanding are not presented for periods prior to January 1, 1996 because the Company was a general partnership during these periods.

(4) Common shares outstanding assumes all outstanding shares of Class A Common Stock are converted into 1,902,543 shares of Common Stock (assuming an initial public offering price of $ per share) in connection with the Offering. In addition, the 1995 pro forma shares outstanding includes an additional 340,926 shares (assuming an initial public offering price of
    $     per share) issuable under the Value Appreciation Plans and 4,000,000 shares sold in connection with the Offering.

(5) EBITDA before special items means operating income (loss) plus depreciation and amortization plus special charges (credits) and is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA before special items is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles. Reference is made to the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles.

(6) Gives effect to the Offering and application of the assumed net proceeds described under "Use of Proceeds." Also reflects the Offering related adjustments described on the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

MARKET CONDITIONS AND OIL AND GAS PRICES

     The Company's business is substantially dependent upon the condition of the oil and gas industry and the industry's willingness to explore for and produce oil and gas. The degree of such willingness is generally dependent upon the prevailing view of future product prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including the level of drilling activity, worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC") and the cost of producing oil and gas. Oil and gas prices and activity have been characterized by significant volatility over the last twenty years. Since 1986, domestic spot oil prices (West Texas Intermediate) have ranged from a low of approximately $11 per barrel in July 1986 to a high of approximately $40 per barrel in October 1991; domestic spot gas prices (Henry
Hub) have ranged from a low of approximately $0.90 per mcf of gas in January 1992 to a high of approximately $2.69 per mcf in June 1996. These price changes have caused numerous shifts in the strategies of oil and gas companies and drilling contractors and their expenditure levels and patterns, particularly with respect to decisions to purchase major capital equipment of the type manufactured by the Company. No assurance can be given as to the future price levels of oil and gas or the volatility thereof or that the future price of oil and gas will be sufficient to support current levels of exploration and production-related activities. Similarly, while the Company believes that offshore drillers have recently experienced much higher demand for and cash flow from their services, any significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates below current levels could result in a drop in demand for products manufactured and sold by the Company. See "Business -- General."

COMPETITION

     The oilfield products and services industry is highly competitive. The Company's revenues and earnings can be affected by competitive actions such as price changes, introduction of new products or improved availability and delivery. Over the last several years the market for oilfield services and equipment has experienced overcapacity which has resulted in increased price competition in many areas of the Company's business. The Company competes with a large number of companies, some of which may offer more technologically advanced products or possess greater financial resources than the Company. See
"Business -- Oilfield Equipment" and "Business -- Distribution Services."

POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS

     Certain products of the Company are used in potentially hazardous drilling, completion and production applications that can cause personal injury or loss of life, damage to property, equipment or the environment and suspension of operations. The Company maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by the Company in its operations. Moreover, no assurance can be given that the Company will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in the Company's being named as a defendant in product liability or other lawsuits asserting potentially large claims. The Company is a party to various legal and administrative proceedings which have arisen from ongoing and discontinued operations. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on the Company, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for, should not have a material adverse effect on the Company's consolidated financial position. See "Business -- Operating Risks and Insurance" and "Business -- Legal Proceedings."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration for or production of oil and gas for economic or other policy reasons could adversely affect the Company's operations. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. See "Business -- Governmental Regulation and Environmental Matters."

     The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. See
"Business -- Governmental Regulation and Environmental Matters."

FOREIGN OPERATIONS

     Certain of the Company's revenues result from the sale of products to customers for ultimate destinations in the Middle East, Africa and other international markets and are subject to risks of instability of foreign economies and governments. Furthermore, the Company's sales can be affected by laws and regulations limiting exports to particular countries.

     The Company attempts to limit its exposure to foreign currency fluctuations by limiting the amount of sales denominated in currencies other than United States dollars, Canadian dollars and British pounds. The Company has not engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations among those or any other foreign currencies. See
"Business -- Oilfield Equipment" and "Business -- Distribution Services."

NO PRIOR MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the market prices of the Common Stock after the Offering. Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the oil and gas industry and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the 4,000,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. The 1,168,310 shares of Common Stock beneficially owned by Duff & Phelps/Inverness LLC which were issued on July 15, 1995 are restricted from resale pursuant to Rule 144 under the Securities Act until after July 15, 1997. The remaining shares of Common Stock held by the Company's existing stockholders were issued in 1996 and are restricted from resale pursuant to Rule 144 until various dates in 1998. The holders of approximately 9,287,046 shares of Common
Stock (assuming an initial public offering price of $     per share) will have
demand registration rights following the expiration of 180 days after the completion of the Offering. The parties to the Stockholders Agreement have waived their registration rights with respect to a Registration Statement filed by the Company with respect to the Offering. See "Certain
Transactions -- Stockholders Agreement." The Company, its executive officers and directors and all existing stockholders of the Company have agreed not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, pledge, or otherwise dispose of or transfer any shares of Common Stock, with certain exceptions, for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as representative of the Underwriters. Future sales of shares of Common Stock by existing stockholders and future option holders could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

CREDIT FACILITY RESTRICTIONS; ASSET ENCUMBRANCES

     The Company will enter into a new five-year Senior Secured Revolving Credit Facility (the "New Credit Facility") with General Electric Capital Corporation ("GE Capital") effective as of the closing of the Offering. The New Credit Facility provides for a $120 million revolving loan ("the Revolver"), of which $25 million may be used for letters of credit. The Revolver is subject to a borrowing base limitation of 60% of eligible inventory plus 85% of eligible accounts receivable which would have totaled $108.7 million as of June 30, 1996. In connection with an acquisition during the first three years of the Revolver term, the Company can convert a total of $20 million of the Revolver availability to a term note that would mature contemporaneously with the Revolver. The New Credit Facility is secured by substantially all of the Company's assets and contains certain financial covenants and ratios as well as a limitation on dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DIVIDENDS

     The Company's board of directors does not currently anticipate authorizing the payment of dividends in the foreseeable future. In addition, the payment of dividends is limited by the terms of the Company's New Credit Facility. See "Dividend Policy."

DILUTION

     Investors in the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $12.43 (assuming an
initial public offering price of $     per share). See "Dilution."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, including a classified board of directors, the removal of directors from office only for cause, the prohibition of stockholder action by written consent, advance notice requirements respecting stockholder nominations for director or any other matter, the number of directors being set by the board of directors, super majority voting provisions respecting amendments to the Company's Amended and Restated Certificate of Incorporation and limitation of persons who may call special stockholders' meetings. The Delaware General Corporation Law requires super majority voting thresholds to approve certain "business combinations" between interested stockholders and the Company which may render more difficult or tend to discourage attempts to acquire the Company. In addition, the Company's board of directors has the authority to issue shares of preferred stock ("Preferred Stock") in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability to issue Preferred Stock could also have the effect of discouraging unsolicited acquisition proposals. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Anti-Takeover and Other Provisions of the Amended and Restated Certificate of Incorporation."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $62.5 million (approximately $72.0 million if the Underwriters' over-allotment option is exercised in full)
assuming an initial public offering price of $          per share, after
deducting the estimated underwriting discount and offering expenses. The Company will use the net proceeds of the Offering to repay borrowings incurred to provide funds for the acquisition of the Company in January 1996 under the credit agreement dated as of December 29, 1995 (the "Credit Facility") and under a $5 million subordinated note (the "Subordinated Note"), both with GE Capital. The Company will use approximately $30 million of the estimated net proceeds to repay the entire principal balance on the term notes portion of the Credit Facility and the Subordinated Note, and the remaining net proceeds will be used to repay a portion of the revolving credit portion of the Credit Facility.

     As of June 30, 1996, the outstanding indebtedness under the Credit Facility was $96.1 million, consisting of $70.9 million under a $120 million revolving credit and letter of credit facility (the "Revolving Credit Facility") and $12.4 million under Term Loan A and $12.8 million under Term Loan B. Borrowings under the Revolving Credit Facility and Term Loans A and B generally bear interest at a London Interbank Offered Rate ("LIBOR") plus a margin of 2.75% on the Revolving Credit Facility, 3.0% on Term Loan A and 3.5% on Term Loan B, or GE Capital's prime rate plus a margin of 1.5% on the Revolving Credit Facility, 1.75% on Term Loan A and 2.25% on Term Loan B. At June 30, 1996, the effective interest rates applicable to borrowings under the Revolving Credit Facility and the Term Loans were 8.54%, 8.72% and 9.28%, respectively. Term Loan A requires quarterly principal payments of approximately $500,000, with final maturity on December 31, 2000. Term Loan B requires quarterly principal payments of approximately $62,500, with final maturity on December 31, 2001. Certain prepayments of the Term Loans from excess cash flow are also required. The Revolving Credit Facility has a term that expires on December 31, 2000. The Subordinated Note bears interest at GE Capital's prime rate plus a margin of 3.0% (11.25% at June 30, 1996) and is due December 31, 2002. Interest payments are deferred until Term Loans A and B are repaid and certain other operating performance requirements are satisfied. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." At the closing of the Offering, the Credit Facility will be replaced with the New Credit Facility.

                                DIVIDEND POLICY

     The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying a cash dividend on the Common Stock in the foreseeable future. Any future change in the Company's dividend policy will be made at the discretion of the board of directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the board of directors deem relevant. Under certain circumstances, the New Credit Facility will require the consent of the lenders prior to any payment of cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock."

                                    DILUTION

     After giving effect to the conversion of all of the outstanding shares of Class A Common Stock into shares of Common Stock, exercise of the Warrant, the expense related to and the issuance of Common Stock in connection with the Company's Value Appreciation Plans, the write-off of deferred financing costs and the cost of termination of the Management Services Agreement, and assuming an initial public offering price of $17.00 per share (the midpoint of the estimated initial public offering price range), the pro forma net tangible book value (total assets less goodwill and other intangibles less liabilities) of the Company at June 30, 1996 was $1.31 per share of Common Stock. See "Description of Capital Stock" and "Management -- Employee Benefit Plans and Arrangements." After giving effect to the receipt of an assumed $62.5 million of net proceeds of the Company from the Offering (based on the sale of Common Stock pursuant to the Offering at an assumed initial public offering price of $17.00 per share and net of estimated underwriting discounts and commissions and offering expenses), pro forma net tangible book value per share would have been $4.57 per share of Common Stock outstanding after the Offering, representing an immediate increase in net tangible book value of $3.26 per share of Common Stock to the existing stockholders and an immediate dilution of $12.43 per share to the new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution:

    Assumed initial public offering price per share............................     $17.00
      Net tangible book value per share before adjustments..............  $1.56
      Decrease in net tangible book value per share due to:
      -- write-off of deferred financing costs and the cost of
         termination of the Management Services Agreement...............   (.08)
      -- effect of Value Appreciation Plans.............................   (.17)
                                                                          -----
      Net tangible book value per share before the Offering.............   1.31
      Increase in net tangible book value per share attributable to sale
         of Common Stock by the Company in the Offering.................   3.26
                                                                          -----
    Pro forma net tangible book value per share after the Offering.............       4.57
                                                                                    ------
    Dilution in pro forma net tangible book value per share to new investors...     $12.43
                                                                                    ======

     The following table sets forth, as of June 30, 1996, the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid to the Company and the average price per share paid or to be paid by existing stockholders, by Value Appreciation Plans recipients and by new investors, based on the assumed initial public offering price:

                                          SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                        --------------------    ----------------------      PRICE
                                          NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                        ----------   -------    ------------   -------    ---------
    Existing stockholders.............  13,249,483     75.3%    $ 30,178,860     29.0%     $  2.28
    Value Appreciation Plans
      recipients......................     340,926      2.0        5,795,456      5.6        17.00
                                        ----------   ------     ------------   ------
                                        13,590,409     77.3       35,974,316     34.6         2.65
    New investors.....................   4,000,000     22.7       68,000,000     65.4        17.00
                                        ----------   ------     ------------   ------
              Total...................  17,590,409    100.0%    $103,974,316    100.0%
                                        ==========   ======     ============   ======

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated short-term debt and capitalization of the Company as of June 30, 1996, and as adjusted to give effect (assuming an initial public offering price of $17.00 per share) to the conversion of the Class A Common Stock into 1,902,543 shares of Common Stock, the exercise of the Warrant, the expense related to and the issuance of Common Stock in connection with the Company's Value Appreciation Plans, the write-off of deferred financing costs and the cost of termination of the Management Services Agreement and the Offering and the application of the net proceeds to the Company therefrom (assumed to be $62.5 million) as described under "Use of Proceeds." The actual number of shares of Common Stock to be outstanding after the Offering is dependent upon the per share initial public offering price due to the terms of conversion of the Class A Common Stock and the issuance of Common Stock pursuant to the Value Appreciation Plans. See "Description of Capital Stock" and "Management -- Employee Benefit Plans and Arrangements." This table should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Unaudited Pro Forma Condensed Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                          AS OF JUNE 30, 1996
                                                                     -----------------------------
                                                                     HISTORICAL        AS ADJUSTED
                                                                     ----------        -----------
                                                                        (UNAUDITED, DOLLARS IN
                                                                              THOUSANDS)
Short-term debt:
  Current maturities of long-term debt.............................   $   2,500         $      --
                                                                       ========         =========
Long-term debt (less current maturities):
  Revolving Credit Facility........................................   $  70,865         $  42,243
  Term Notes.......................................................      22,705                --
  Subordinated debt................................................       5,118                --
  Seller Notes.....................................................      20,000            20,000
                                                                     ----------        -----------
          Total long-term debt.....................................     118,688            62,243
Stockholders' equity:
  Class A Common Stock -- par value $.01; 13,288 shares outstanding
     (historical), no shares outstanding (as adjusted).............          --                --
  Common Stock -- par value $.01; 11,064,548 shares outstanding
     (historical), 17,590,409 shares outstanding (as adjusted).....         111               176
  Additional paid-in capital.......................................      30,068            98,341
  Notes receivable from officers...................................        (500)               --
  Cumulative translation adjustment................................         303               303
  Retained earnings................................................       4,000           (10,802)
                                                                     ----------        -----------
       Total stockholders' equity..................................      33,982            88,018
                                                                     ----------        -----------
          Total capitalization.....................................   $ 152,670         $ 150,261
                                                                       ========         =========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for the Company. The selected consolidated financial data as of and for each of the five years ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data as of and for each of the six months ended June 30, 1996 and 1995 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals and adjustments, necessary for the fair presentation of the financial data for such periods. The results of operations for the six months ended June 30, 1996 should not be regarded as indicative of the results that may be expected for the full fiscal year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                              SIX MONTHS ENDED
                                                  JUNE 30,                          YEAR ENDED DECEMBER 31,
                                            --------------------    --------------------------------------------------------
                                              1996        1995        1995        1994        1993        1992        1991
                                            --------    --------    --------    --------    --------    --------    --------
                                                (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
STATEMENT OF OPERATIONS DATA:
  Revenues................................  $294,643    $266,443    $545,803    $562,053    $627,281    $569,911    $802,862
  Cost of revenues........................   254,556     231,556     474,791     482,423     547,401     508,006     697,144
                                            --------    --------    --------    --------    --------    --------    --------
    Gross profit..........................    40,087      34,887      71,012      79,630      79,880      61,905     105,718
  Selling, general and administrative.....    26,681      30,903      57,231      64,422      79,391      86,943     102,581
  Special charges (credits)(1)............        --      (7,500)     (8,458)    (13,916)      8,565       6,500      24,500
                                            --------    --------    --------    --------    --------    --------    --------
    Operating income (loss)...............    13,406      11,484      22,239      29,124      (8,076)    (31,538)    (21,363)
  Interest expense -- net.................    (6,418)     (1,063)     (1,261)     (4,731)     (7,276)     (4,790)     (8,153)
  Other income (expense)..................      (321)        161      (1,401)        528        (240)        941        (277)
                                            --------    --------    --------    --------    --------    --------    --------
    Income (loss) before taxes............     6,667      10,582      19,577      24,921     (15,592)    (35,387)    (29,793)
  Provision for income taxes(2)...........     2,667       1,204       1,937       1,041       1,871         876         677
                                            --------    --------    --------    --------    --------    --------    --------
                                               4,000       9,378      17,640      23,880     (17,643)    (36,263)    (30,470)
  Cumulative benefit of net changes in
    accounting principles(3)..............        --          --          --          --          --       1,136          --
                                            --------    --------    --------    --------    --------    --------    --------
        Net income (loss).................  $  4,000    $  9,378    $ 17,640    $ 23,880    $(17,463)   $(35,127)   $(30,470)
                                            ========    ========    ========    ========    ========    ========    ========
  Common shares outstanding...............    13,249
                                            ========
  Net income per share....................  $    .30
                                            ========
OTHER DATA:
  EBITDA before special items(4)..........  $ 15,309    $  6,156    $ 17,376    $ 21,235    $ 11,210    $(12,805)   $ 16,157
  Depreciation and amortization...........     1,903       2,172       3,595       6,027      10,721      12,233      13,020
  Capital expenditures....................       849       2,031       4,764       3,604       1,967       4,941      19,153
BALANCE SHEET DATA:
  Working capital.........................  $125,580    $143,026    $177,365    $151,810    $171,632    $179,407    $239,369
  Total assets............................   259,481     262,216     288,578     268,304     343,479     371,883     453,610
  Long-term debt, less current
    maturities............................   118,688          --       9,128          --      69,816      56,467      94,850
  Owners' equity..........................    33,982     171,242     178,012     161,888     170,676     192,546     235,754

- ---------------

(1) In 1995 and 1994, the Company recorded gains from the sales of certain non-core equipment manufacturing businesses, product lines and assets, net of other costs. In 1993, 1992 and 1991, the Company recorded charges primarily related to the disposal of manufacturing facilities and a product line. See Note 10 to the Consolidated Financial Statements included elsewhere in this Prospectus.
(2) Prior to January 1, 1996, the Company was a general partnership and therefore not subject to U.S. federal and state income taxes. See Note 9 to the Consolidated Financial Statements included elsewhere in this Prospectus.
(3) The Company changed its methods of accounting for income taxes and post-retirement benefits other than pensions effective January 1, 1992.
(4) EBITDA before special items means operating income (loss) plus depreciation and amortization plus special charges (credits) and is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA before special items is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles. Reference is made to the Consolidated Statement of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated balance sheet as of June 30, 1996 and unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 give effect to (i) the Pro Forma effect of completion of the Acquisition and (ii) the Adjusted Pro Forma effect of completion of the Offering and the application of the estimated net proceeds therefrom as described elsewhere in this Prospectus, as if each had occurred, in the case of the balance sheet data, on June 30, 1996, and in the case of the statement of operations data, on January 1, 1995. The June 30, 1996 balance sheet data has been adjusted only for the effect of completion of the Offering as the Acquisition adjustments are already reflected therein.

     The following unaudited pro forma condensed consolidated financial data does not necessarily reflect the actual results that would have been achieved nor is such data necessarily indicative of future results for the Company. The following unaudited pro forma condensed consolidated information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in the Prospectus.

     The number of shares of Common Stock outstanding on a pro forma basis is dependent upon the per share initial public offering price due to the terms of conversion of the Class A Common Stock and the issuance of Common Stock pursuant to the Value Appreciation Plans. See "Description of Capital Stock -- Common Stock" and "Management -- Employee Benefit Plans and Arrangements."

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                    ASSETS

                                                                                         ADJUSTED
                                                                                           PRO
                                                           HISTORICAL     OFFERING        FORMA
                                                           ----------     --------       --------
Current assets:
  Cash...................................................   $   4,512     $              $  4,512
  Receivables............................................      86,282                      86,282
  Inventories............................................     121,907                     121,907
  Other..................................................       7,073                       7,073
                                                           ----------     --------       --------
          Total current assets...........................     219,774                     219,774
Property, plant and equipment, net.......................      17,916                      17,916
Goodwill.................................................       6,408                       6,408
Deferred financing costs.................................       6,916       (6,916)(C)      1,200
                                                                             1,200 (C)
Other assets.............................................       8,467        1,815 (B)     13,545
                                                                             3,263 (D)
                                                           ----------     --------       --------
          Total assets...................................   $ 259,481     $   (638)      $258,843
                                                             ========     ========       ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt......................   $   2,500     $ (2,500)(A)   $     --
  Accounts payable.......................................      67,576                      67,576
  Other accrued liabilities..............................      24,118        1,000 (B)     21,822
                                                                            (2,628)(C)
                                                                              (668)(D)
                                                           ----------     --------       --------
          Total current liabilities......................      94,194       (4,796)        89,398
Long-term debt...........................................     118,688      (60,040)(A)     62,243
                                                                             1,200 (C)
                                                                             2,898 (D)
                                                                              (500)(E)
                                                                                (3)(F)
Other liabilities........................................      12,617        3,775 (B)     19,184
                                                                             2,792 (D)
                                                           ----------     --------       --------
          Total liabilities..............................     225,499      (54,674)       170,825
Stockholders' equity:
  Common stock...........................................         111           40 (A)        176
                                                                                 4 (D)
                                                                                21 (F)
  Additional paid-in capital.............................      30,068       62,500 (A)     98,341
                                                                             5,791 (D)
                                                                               (18)(F)
  Notes receivable from officers.........................        (500)         500 (E)         --
  Cumulative translation adjustment......................         303                         303
  Retained earnings......................................       4,000       (2,960)(B)    (10,802)
                                                                            (4,288)(C)
                                                                            (7,554)(D)
                                                           ----------     --------       --------
          Total stockholders' equity.....................      33,982       54,036         88,018
                                                           ----------     --------       --------
          Total liabilities and stockholders' equity.....   $ 259,481     $   (638)      $258,843
                                                             ========     ========       ========

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (DOLLARS, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS):

A -- To record the issuance of shares of Common Stock pursuant to the Offering and the application of the assumed net proceeds of $62,540 (4,000,000 shares at $17.00 per share less underwriting discount and expenses estimated at $5,460) to repay debt as described under "Use of Proceeds."

B -- To record the expense of $4,775 (after tax cost of $2,960) due to the termination of the Management Services Agreement as described under "Certain Transactions" which will be paid in quarterly payments of $250 through March 31, 2001, subject to certain accelerating events.

C -- To record the write-off of $6,916 in deferred financing costs (after tax cost of $4,288) associated with the Credit Facility that will be replaced at the time of the Offering and the incurrence of an estimated $1,200 of deferred financing costs that will result from the New Credit Facility.

D -- To record the effect of the Company's Value Appreciation Plans, based on the assumed $17.00 per share initial public offering price, of an expense of $12,183 (after tax cost of $7,554), payable by a cash payment of $2,898, liability for future cash payments of $3,490 and the issuance of 340,926 shares of restricted Common Stock valued at $5,795 as follows:

            Retained earnings....................................  $7,554
            Deferred tax asset...................................   3,263
            Taxes payable........................................   1,366
                 Long-term debt..................................           $2,898
                 Current liability...............................              698
                 Long-term liability.............................            2,792
                 Common stock....................................                4
                 Paid-in capital.................................            5,791

E  -- To record the mandatory repayment of promissory notes to the Company.

F  -- To record the exercise of the Warrant and the conversion of the Class A
      Common Stock.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      PRO FORMA FOR                    ADJUSTED
                                      HISTORICAL      ACQUISITION      ACQUISITION       OFFERING      PRO FORMA
                                      ----------      -----------     -------------      --------      ---------
Revenues............................   $294,643          $              $ 294,643         $            $294,643
Cost of revenues....................    254,556                           254,556                       254,556
                                       --------           ----           --------         ------       --------
Gross profit........................     40,087                            40,087                        40,087
Selling, general and
  administrative....................     26,681                            26,681           (500)(B)     26,181
Special charges (credits)...........         --
                                       --------           ----           --------         ------       --------
Operating income (loss).............     13,406                            13,406            500         13,906
Interest and financial costs, net...     (6,418)          (650)(A)         (7,068)         3,407 (C)     (3,661)
Other income (expense)..............       (321)                             (321)                         (321)
                                       --------           ----           --------         ------       --------
Income (loss) before income taxes...      6,667           (650)             6,017          3,907          9,924
Provision for income taxes..........      2,667           (247)(D)          2,420          1,485 (D)      3,905
                                       --------           ----           --------         ------       --------
Net income (loss)...................   $  4,000          $(403)         $   3,597         $2,422       $  6,019
                                       ========           ====           ========         ======       ========
Average shares outstanding..........     13,249 (E)                        13,249 (E)                    17,590 (F)
                                       ========                          ========                      ========
Net income per share................   $    .30                         $     .27                      $    .34
                                       ========                          ========                      ========

- ---------------

A -- To record the estimated increase in interest expense that would have been incurred related to the Acquisition had the funding of the loans occurred on January 1, 1996.

B -- To record elimination of management fees as a result of the termination of the Management Services Agreement in connection with the Offering.

C -- To eliminate interest expense and adjust amortization of deferred financing costs related to debt that will be repaid with proceeds from the Offering.

D  -- To reflect the income tax expense associated with the above adjustments.

E -- Reflects 11,346,940 shares of Common Stock after exercise of the Warrant and 1,902,543 shares of Common Stock issuable upon the conversion of the Class A Common Stock at the assumed $17.00 per share initial public offering price.

F -- Reflects an additional 340,926 shares of Common Stock issuable under the Value Appreciation Plans based upon the assumed $17.00 per share initial public offering price plus the issuance of 4,000,000 shares pursuant to the Offering.

Note -- The above adjustments do not consider the one-time expenses described at footnotes B, C and D on the Unaudited Pro Forma Condensed Consolidated Balance Sheet related to the expense to terminate the Management Services Agreement, the write-off of financing costs or the expense associated with the Value Appreciation Plans.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         PRO FORMA FOR                    ADJUSTED
                                        HISTORICAL      ACQUISITION       ACQUISITION       OFFERING      PRO FORMA
                                        ----------      -----------      -------------      --------      ---------
Revenues..............................   $545,803        $                 $ 545,803         $            $545,803
Cost of revenues......................    474,791                            474,791                       474,791
                                         --------         --------          --------         -------      --------
Gross profit..........................     71,012                             71,012                        71,012
Selling, general and administrative...     57,231            1,000 (A)        58,231          (1,000)(D)    57,231
Special charges (credits).............     (8,458)                            (8,458)                       (8,458)
                                         --------         --------          --------         -------      --------
Operating income (loss)...............     22,239           (1,000)           21,239           1,000        22,239
Interest and financial costs, net.....     (1,261)         (11,556)(B)       (12,817)          7,186 (E)    (5,631)
Other income (expense)................     (1,401)            (162)(C)        (1,563)                       (1,563)
                                         --------         --------          --------         -------      --------
Income (loss) before income taxes.....     19,577          (12,718)            6,859           8,186        15,045
Provision for income taxes............      1,937              476 (F)         2,413           3,110 (F)     5,523
                                         --------         --------          --------         -------      --------
Net income (loss).....................   $ 17,640        $ (13,194)        $   4,446         $ 5,076      $  9,522
                                         ========         ========          ========         =======      ========
Average shares outstanding............     13,249 (G)                         13,249 (G)                    17,590 (H)
                                         ========                           ========                      ========
Net income per share..................   $   1.33                          $     .34                      $    .54
                                         ========                           ========                      ========

- ---------------

A  -- To record management fees incurred as a result of the Acquisition.

B -- To record the estimated increase in interest expense and amortization of deferred financing costs related to the long-term debt that would have been incurred because of the Acquisition.

C  -- To record amortization of goodwill.

D -- To record elimination of management fees as a result of the termination of the Management Services Agreement in connection with the Offering.

E -- To eliminate interest expense and adjust amortization of deferred financing costs related to debt that will be repaid with proceeds from the Offering.

F -- To reflect the income tax expense associated with the above adjustments and to record the increase in tax expense that would have resulted had the Company been subject to U.S. federal and state income tax during 1995.

G -- Reflects 11,346,940 shares of Common Stock after exercise of Warrant and
     1,902,543 shares of Common Stock issuable upon the conversion of the Class A Common Stock at the assumed $17.00 per share initial public offering price.

H -- Reflects an additional 340,926 shares of Common Stock issuable under the Value Appreciation Plans based upon the assumed $17.00 per share initial public offering price plus the issuance of 4,000,000 shares pursuant to the Offering.

     Note -- The above adjustments do not consider the one-time expenses described at footnotes B, C and D on the Unaudited Pro Forma Condensed Consolidated Balance Sheet related to the expense to terminate the Management Services Agreement, the write-off of deferred financing costs or the expense associated with the Value Appreciation Plans.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Effective as of January 1, 1996, all of the Company's operations were acquired from subsidiaries of Armco Inc. and USX Corporation for $180 million plus approximately $12 million in transaction costs (the "Acquisition"). The Acquisition was funded from the sale of $30 million in equity, incurrence of $114 million of debt and the use of $48 million of acquired cash. In connection with the Acquisition, all assets and liabilities were recorded at their fair market values, resulting in no significant change from the historical net carrying values. The Acquisition resulted in deferred financing costs of $7.7 million and goodwill of $6.5 million. References herein to the Company refer to the predecessor partnership for periods prior to January 1, 1996 and to National-Oilwell, Inc. for subsequent periods.

     The Company's revenues are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. While the price of oil and gas is generally a function of supply and demand, additional influences include costs of exploration and production, worldwide political and economic influences, environmental factors and governmental regulation.

     As a result of a change in management and a redirection of the Company's strategy which began in 1993, the Company sold various product lines, consolidated certain manufacturing facilities and concentrated its operations within two business segments: Oilfield Equipment and Distribution Services.

RESULTS OF OPERATIONS

     The following table and the financial information in the discussion of the Oilfield Equipment and Distribution Services segments provide certain information that segregates the results of operations of previously sold product lines and businesses in order to focus on ongoing operations:

                                            SIX MONTHS ENDED
                                                JUNE 30,            YEAR ENDED DECEMBER 31,
                                            -----------------     ----------------------------
                                             1996       1995       1995       1994       1993
                                            ------     ------     ------     ------     ------
                                               (UNAUDITED)
                                                          (DOLLARS IN MILLIONS)
    Revenues
      Oilfield Equipment..................  $ 81.0     $ 78.9     $146.5     $187.9     $179.7
      Distribution Services...............   237.3      203.5      432.3      415.7      450.4
      Eliminations........................   (23.7)     (16.0)     (33.0)     (60.0)     (67.7)
                                            ------     ------     ------     ------     ------
         Ongoing Operations...............   294.6      266.4      545.8      543.6      562.4
      Disposed Businesses.................      --         --         --       18.5       64.9
                                            ------     ------     ------     ------     ------
              Total.......................  $294.6     $266.4     $545.8     $562.1     $627.3
                                            ======     ======     ======     ======     ======
    Operating Income
      Oilfield Equipment..................  $  8.1     $  3.1     $  7.2     $  7.0     $   .1
      Distribution Services...............     7.3        2.5        9.4        9.0       13.9
      Corporate...........................    (2.0)      (1.6)      (2.9)      (2.9)      (2.3)
                                            ------     ------     ------     ------     ------
         Ongoing Operations...............    13.4        4.0       13.7       13.1       11.7
      Disposed Businesses.................      --         --         --        2.1      (11.2)
      Special Charges (Credits)...........      --       (7.5)      (8.5)     (13.9)       8.6
                                            ------     ------     ------     ------     ------
              Total.......................  $ 13.4     $ 11.5     $ 22.2     $ 29.1     $ (8.1)
                                            ======     ======     ======     ======     ======

  Oilfield Equipment

     The Oilfield Equipment segment designs and manufactures a large line of proprietary products, including drawworks, mud pumps, power swivels and reciprocating pumps. A substantial installed base of these products results in a recurring replacement parts and maintenance business. In addition, a full line of drilling pump expendable products are sold for maintenance of the Company's and other manufacturers' equipment.

     Sales of new equipment manufactured by the Company can result in large fluctuations in volume between periods depending on the size and timing of the shipment of orders. Individual orders of machinery and equipment by foreign national oil companies can be particularly large (in excess of $10 million each). The Company recorded large sales of this nature in each of 1993 and 1994 but has not made similar sales in 1995 or in the first half of 1996.

     Revenues and operating profits have been negatively impacted over the last several years by excess industry capacity that has prevented or reduced price increases. Accordingly, the Company has concentrated on controlling and reducing its costs by consolidating operations and streamlining selling and administrative functions. The Company believes it will benefit from any increased industry demand as additional activity can be achieved through its existing facilities.

     During the second quarter of 1996, the Company experienced a significant increase in demand for its capital equipment, especially from offshore drilling contractors. Sales from orders already received will result in increased capital equipment revenues in the second half of 1996 as compared to the first six months. The Company believes that offshore drillers have begun to experience higher demand for and cash flows from their services that allow them to upgrade and repair machinery and equipment on existing rigs. Improvements to the existing fleet have been deferred for many years due to low cash flows caused by an excess supply of rigs relative to demand, and the need for such upgrades and repairs may be large. If utilization rates of the offshore mobile rig fleet remain above 90%, new demand for the construction of rigs could result in a further increase in demand for machinery and equipment manufactured by the Company.

     Revenues during the first six months of 1996 increased $2.1 million (3%) over the comparable 1995 period as the increased demand for expendable and replacement parts more than offset the lack of sales to foreign national oil companies similar to the total of $9.5 million of such revenues recorded during the first six months of 1995. Revenues in 1995 were down $41.4 million (22%) from 1994, in large part due to the absence of $33 million in revenues associated with an international rig package that was sold in 1994. As compared to 1993, revenues in 1994 increased $8.2 million (5%) due to increased sales of drilling capital equipment and related spare parts.

     Operating income for the Oilfield Equipment segment increased $5.0 million in the first half of 1996 as compared to the prior year as a result of higher revenues, improved product mix and the consolidation in late 1995 of the Company's United Kingdom manufacturing facility into its Houston location, thereby resulting in lower costs and a more efficient manufacturing process. Operating income increased slightly in 1995 in spite of the revenue decline primarily as a result of the consolidation of facilities and other cost reduction initiatives. In 1994, operating income increased substantially as compared to the prior year due to the increase in revenues and the cost reduction efforts initiated by new management.

  Distribution Services

     Distribution Services revenues result primarily from the sale of MRO products from the Company's network of 113 distribution service centers and from the sale of well casing and production tubing. These products are purchased from numerous manufacturers and vendors, including the Company's Oilfield Equipment segment. While the Company has increased revenues and improved its operating income by entering into alliances and outsourcing arrangements, improvements in operating results remain primarily dependent on attaining increased volumes of activity through its distribution service centers while controlling the fixed costs associated with numerous points of sale. Pricing is a lesser consideration on operating income from distribution services as most cost increases or reductions from the Company's suppliers are passed on to the customer.

     Revenues for the six months ended June 30, 1996 increased by $33.8 million (17%) over the comparable 1995 period due to an overall increase in market activity, including a $14.2 million increase in tubular products sales and a $19.6 million increase primarily from MRO products sales. Distribution Services' revenues in 1995 were ahead of the 1994 level by $16.6 million (4%) due to improved general market conditions in North America. As compared to 1993, revenues in 1994 decreased $34.7 million (8%), primarily due to significantly lower revenues from tubular products.

     Operating income increased $4.8 million during the first six months of 1996 as compared to the same period in 1995 due to the higher revenue levels. Operating income increased in 1995 as compared to 1994 by only $0.4 million due to a change in product mix, as revenues from lower margin tubular products increased as a percentage of segment revenues. A decrease in operating income of $4.9 million occurred in 1994 from 1993 as a result of the lower revenues.

Corporate

     Corporate charges represent the unallocated portion of centralized and executive management costs. These costs were $2.9 million in each of 1995 and 1994, up from the 1993 level due to the addition of new executive personnel and costs necessary to refocus the direction of the Company. Corporate costs were up $0.5 million during the first six months of 1996 as compared to the first six months of 1995 due to the expense of the management fee paid pursuant to the Management Services Agreement that will be terminated in connection with the Offering.

  Special Charges (Credits)

     Special charges (credits) primarily relate to the sale of businesses and product lines in connection with a major restructuring and redirection of the Company that was completed in 1995. During 1995, the Company recorded gains of $8.5 million ($7.5 million of which were recorded in the first half of the year) from the sale of a non-oilfield centrifugal pump and switch valve product line and from the sale of excess property and equipment of closed manufacturing facilities in the United Kingdom and Canada. A net gain of $13.9 million was recorded in 1994 from the sales of several production equipment product lines offset in part by costs associated with the closure of the United Kingdom facility. In 1993 the Company recorded a net loss of $8.6 million primarily representing the loss on the sale of its wellhead business and related assets.

  Interest Expense

     Interest expense increased substantially during the first half of 1996 due to debt incurred in connection with the Acquisition. Prior to 1996, interest expense had declined in each of 1995 and 1994 as compared to the prior year due to reductions in debt made possible by operating profits and proceeds from the dispositions of various businesses, product lines and assets that generated over $75 million in cash.

  Income Taxes

     Due to its partnership status, the Company was not subject to U.S. federal or state income taxes prior to 1996 and accordingly the tax provision during such periods relates to foreign income taxes as computed under Statement of Financial Accounting Standard ("SFAS") No. 109. Beginning in 1996, the Company is subject to U.S. federal and state taxes and currently estimates the combined U.S. federal, state and foreign tax rate will approximate 40% of income before taxes for 1996 although actual taxes paid may be lower as a result of realization of deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1996, the Company had working capital of $126 million, a decrease of $52 million from December 31, 1995, primarily due to the use of cash in connection with the Acquisition. Working capital had increased by $26 million at December 31, 1995 from the prior year end primarily due to the retention of income from operations and proceeds of $6.9 million from the sale of a non-oilfield pumping product line.

     Due to the size of the Company's distribution services business, significant components of the Company's assets are accounts receivable and inventories. Accounts receivable increased during the first six months of 1996 due to higher revenues during the period. Inventories also increased due to higher activity levels. Since

1993, the Company has focused significant internal attention and emphasis on accelerating the collection of accounts receivable and improving the Company's return on capital employed.

     The Company's business has not required large expenditures for capital equipment. Total capital expenditures were $0.8 million during the first six months of 1996, $4.8 million in 1995, $3.6 million in 1994 and $2.0 million in 1993. Enhancements to data processing and inventory control systems represent a large portion of recent capital expenditures. Additional capital expenditures of as much as $6 million are anticipated over the next three years to further enhance the Company's information systems. The Company believes it has sufficient existing manufacturing capacity to meet current and anticipated demand for its products and services. Significant increases in demand for oilfield equipment products, to the extent qualified subcontracting and outsourcing are not available, could result in increases in capital expenditures.

     The Company believes that cash generated from operations and amounts available under the New Credit Facility will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. The Company also believes any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or debt financing.

     In connection with the Acquisition, the Company entered into a fully secured, five-year credit agreement (the "Credit Facility") with GE Capital which provides for revolving credit borrowings of up to $120 million and long-term debt of $30 million. At June 30, 1996, borrowings under the revolving portion of the Credit Facility were $70.9 million, plus the Company had incurred additional usage of $12.6 million for outstanding letters of credit, leaving $25.3 million of borrowing availability. The long-term portion of the Credit Facility was reduced from $30 million to $25.2 million at June 30, 1996, primarily due to the collection of proceeds from an insurance claim that existed at the time of the Acquisition. Long-term debt at June 30, 1996 also included a $5.1 million subordinated note and $20 million of debt financed by the sellers in connection with the Acquisition, neither of which requires current cash payments of principal or interest. In connection with the Credit Agreement, GE Capital received a warrant to purchase 282,392 shares of Common Stock from the Company for a nominal price (the "Warrant"). Concurrent with the Offering, the Warrant will be exercised. Debt obligations are more fully described in Note 5 to the Consolidated Financial Statements.

     The Company plans to use the net proceeds from the Offering to repay the $25.2 million in term loans under the Credit Facility and the $5.1 million subordinated note. The remaining net proceeds will be used to reduce the revolving credit facility. The Company does not currently plan to repay the $20 million in seller notes from the net proceeds of the Offering. The seller notes bear interest at 9%, and at the Company's option, interest payments through January 16, 2003 may be deferred. One-half of the sum of the principal and any deferred interest is payable on January 16, 2004, and the balance is payable on January 16, 2005. The notes are subject to prepayment in certain events, including the sale of significant assets by the Company or the sale by the stockholders at the time of the Acquisition of more than 50% of their aggregate shares. Partial prepayments are also required in connection with certain sales of the Company's stock owned by The Inverness Group Incorporated or First Reserve Corporation.

     Effective as of the closing of the Offering, the Company will enter into a new five-year senior secured revolving credit facility (the "New Credit Facility") with GE Capital that will be available for acquisitions and general corporate purposes. The New Credit Facility provides for a $120 million revolving loan ("the Revolver"), of which $25 million may be used for letters of credit. The Revolver is subject to a borrowing base limitation of 60% of eligible inventory plus 85% of eligible accounts receivable which would have totaled $108.7 million as of June 30, 1996. In connection with an acquisition during the first three years of the Revolver term, the Company can convert a total of $20 million of the Revolver availability to a term note that would mature contemporaneously with the Revolver. The term note would not be subject to a borrowing base limitation and would be repayable in quarterly installments equal to 5% of the outstanding balance.

     The Revolver and any term note bear interest at prime plus .75% or LIBOR plus 2.0%, subject to adjustment based on the Company's total funded debt and operating profit. Depending on the Company's financial performance, the interest rate could be prime plus .25%, .75% or 1.25% or LIBOR plus 1.5%, 2.0% or 2.5%. The New Credit Facility is secured by substantially all of the Company's assets and contains certain financial covenants and ratios as well as a limitation on dividends.

     The Company will pay GE Capital a fee of $     million on the closing of
the New Credit Facility and is obligated to pay an unused facility fee of     %
per annum and an agency fee of $          per annum.

     The Company may from time to time pursue acquisition opportunities. The timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. The Company expects to fund future acquisitions primarily through cash flow from operations and borrowings, including the unborrowed portion of the New Credit Facility, as well as issuances of additional equity. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to the Company.

     Inflation has not had a significant effect on the Company's operating results or financial condition in recent years.

OFFERING RELATED EXPENSES

     The Company will incur certain one-time expenses in connection with the Offering, as follows: (i) the Management Services Agreement will be terminated at a cost of $4.8 million ($3.0 million after tax) and will be paid in quarterly installments of $250,000 through March 31, 2001, subject to certain accelerating events; (ii) the Credit Facility will be replaced by the New Credit Facility, resulting in the write-off of $6.9 million in deferred financing costs related to the existing agreement (after tax cost of $4.3 million) and the incurrence of $1.2 million in deferred financing costs related to the New Credit Facility; and
(iii) expenses and payout under the Company's Value Appreciation Plans. The Value Appreciation Plans are affected by the final offering price, and assuming an initial public offering price of $17.00 per share, the Company would incur an expense of $12.2 million ($7.6 million after tax) and would make a cash payment at the time of closing of $2.9 million, make future annual cash payments of $.7 million for five years beginning January 17, 1997 and issue 340,926 shares of restricted Common Stock valued at $5.8 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (the, "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The methodology required by SFAS No. 121 is not materially different from the Company's past practice and its adoption on January 1, 1996 did not have a material impact on the Company's consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. The Company has elected to continue the use of the intrinsic value based method of accounting for its employee stock option plan which does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the option equals or exceeds the fair market value of the stock at the date of grant. The Company will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair value based method of accounting had been applied.

FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Such forward-looking statements include, without limitation, the statements regarding the trends in the industry set forth in the Prospectus Summary and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's anticipated future financial results and position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, including but not limited to the matters described in "Risk Factors."

                                    BUSINESS

GENERAL

     The Company is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of MRO products used in oil and gas drilling and production. The Company designs, manufactures and sells drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of rigs used to drill oil and gas wells. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. These components are installed on new drilling rigs and used in the upgrade, refurbishment and repair of existing drilling rigs. A significant portion of the Company's business includes the sale of replacement parts for its own manufactured machinery and equipment. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) operating today utilize drilling machinery manufactured by the Company. In addition, the Company manufactures and sells a complete line of centrifugal and reciprocating pumps used in oilfield and industrial applications.

     The Company provides distribution services through its network of 113 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers have historically provided MRO products, including valves, fittings, flanges, replacement parts and miscellaneous expendable items. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, the Company's distribution services have evolved to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. These arrangements have resulted in the Company working more closely with its customers in return for a more exclusive oilfield distribution arrangement.

     The Company's business is dependent on and affected by the level of worldwide oil and gas drilling and production activity, the aging worldwide rig fleet which was generally constructed prior to 1982, and the profitability and cash flow of oil and gas companies and drilling contractors. Drilling activity has recently increased in the offshore and deeper land markets both of which are particularly well served by the drilling machinery and equipment manufactured by the Company. As of June 30, 1996, the worldwide offshore mobile drilling rig utilization rate was over 90% and the number of active U.S. land rigs had increased approximately 15% compared to June 30, 1995. As drilling activity has increased, the Company has experienced increased demand for its manufactured products and distribution services as existing rigs are upgraded, refurbished and repaired, new rigs are constructed and expendable parts are used.

     The Company's oilfield equipment business and distribution services business accounted for 56% and 44%, respectively, of the Company's combined EBITDA for the six months ended June 30, 1996.

BUSINESS STRATEGY

     Beginning in 1993, a new executive and operating team was assembled to manage the Company's business. In January 1996, that new management team, together with an investor group led by The Inverness Group Incorporated and First Reserve Corporation, purchased the business of the Company from its former owners, USX Corporation and Armco Inc. Since 1993, the business strategy of the Company has been to enhance its operating performance and build a platform for growth by focusing on markets in which its product lines are market leaders and which are believed by management to provide the most significant growth potential. As part of that strategy, the Company disposed of certain of its non-core equipment manufacturing businesses and product lines and reengineered its distribution business during the years 1993 through 1995. Since the completion of the redirection of the Company's business in 1995, the Company's performance has improved substantially, with EBITDA before special items increasing from $6.2 million for the six months ended June 30, 1995 to $15.3 million for the six months ended June 30, 1996.

     The Company's current business strategy is to enhance its leading market positions and operating performance by:

     Leveraging Its Market Leading Installed Base. The Company estimates that approximately 65% of the mobile offshore drilling rigs and the majority of the world's larger land drilling rigs operating today use drilling machinery manufactured by the Company. The Company believes this installed base and its reputation for performance and reliability present substantial opportunities to capture a significant portion of the increased level of expenditures by its customers for the construction of new drilling rigs as well as the upgrade and refurbishment of existing drilling rigs.

     Capitalizing on Increasing Demand for Higher Horsepower Drilling Machinery. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater water depths and extended reach, will increase the demand for new drilling rig construction and the upgrading and capacity enhancement of existing rigs. The Company's higher horsepower drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

     Building on Distribution Strengths. The Company has developed and implemented integrated information and process systems that are designed for more effective procurement, inventory management and logistics activities. A critical element of the Company's strategy has been to regionally centralize its procurement, inventory and logistics operations, thus gaining cost and inventory utilization efficiencies while retaining its responsiveness to local markets. In addition, the strategic integration of the Company's distribution expertise, extensive distribution network and growing base of customer alliances provides an increased opportunity for cost effective marketing of the Company's manufactured equipment.

     Capitalizing on Alliance/Outsourcing Trends. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. The Company has entered into and is seeking alliance arrangements to better serve its customers, to better manage its own inventory, to increase the volume and scope of products sold to the customer without significantly increasing the Company's overhead costs, and to expand marketing opportunities to sell equipment manufactured by the Company. The Company believes that it is well positioned to provide broad procurement, inventory management and other services as a result of the Company's (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) information systems that offer customers enhanced online and onsite services.

OILFIELD EQUIPMENT

     The Company's oilfield equipment business consists of the design, manufacture, sale and service of drilling and pumping products.

  Products

     The Company's line of drilling machinery and equipment includes drawworks, mud pumps, power swivels (also known as "top drives"), traveling equipment and rotary tables. This machinery constitutes the majority of the components involved in the primary functions of the drilling of oil and gas wells which consist of pumping fluids and hoisting, supporting and rotating the drill string. In addition to the manufacture of new drilling equipment and related spare parts, the Company also refurbishes used drilling machinery and equipment. The Company also services, refurbishes and manufactures spare parts for a line of proprietary marine equipment products.

     Drilling machinery and equipment can be purchased as individual components or as a complete drilling rig package. The Company utilizes subcontractors for certain machine shop and fabrication work.

     The Company is also a major designer and manufacturer of centrifugal and reciprocating pumps and pumping systems, as well as a wide variety of fluid-end accessories and expendable pump parts for oil and gas drilling and oil production. The Company estimates that over 20,000 reciprocating pumps manufactured by the Company have been installed throughout the world.

     Mission-Fluid King(R) centrifugal pumps are utilized in various oil and gas drilling applications including drilling mud mixing, low pressure fluid transport and charging reciprocating pumps. The Company also manufactures and sells a wide variety of fluid-end accessories for all major manufacturers' pumps under its Mission-Fluid King(R) brand name. Fluid-end accessories are expendables consumed on reciprocating mud pumps during the drilling and production process and include replacement parts such as liners, valves, seats, pistons, piston rods and packing accessories. These products are typically replaced at regular intervals and are essential to drilling and production operations.

     Reciprocating pumps are used in a variety of artificial lift, oil transfer and industrial applications. A sizable aftermarket for repair parts for these pumps exists and the Company also provides fluid-end expendables under the Mission-Fluid King(R) name to this market. Most of the pumps sold are incorporated into systems (which generally consist of a reciprocating pump, a power source, piping, valves, meters and other fabricated parts installed on a skid) thereby providing the Company with an opportunity to offer the customer a complete turnkey package. The Company also sells reciprocating pumps to the refining, petrochemical, mining and steel industries.

  Marketing of Company Products

     Substantially all of the Company's drilling machinery, equipment and spare parts sales, and a large portion of the Company's pumps and parts, are sold through the Company's direct sales force and through the Company's distribution service centers. The Company also markets its pumps and parts through distribution networks not owned by the Company. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. During the first half of 1996, management estimates that approximately 40% of oilfield equipment revenues was from products sold for delivery to destinations located outside North America.

     The Company believes it is able to leverage its position as a manufacturer of leading oilfield products by marketing those products through the Company's distribution services business. During 1995, approximately 25% of oilfield equipment revenues was from products sold through the Company's established network of distribution service centers. Management believes that the Company has an advantage over its competitors in the oilfield equipment markets by virtue of its extensive distribution network making such products readily available from numerous locations.

  Competition

     The oilfield equipment industry is highly competitive and the Company's revenues and earnings can be affected by price changes, introduction of new products and improved availability and delivery. Over the last several years the market for oilfield services and equipment has experienced over capacity in some services and products provided by the Company, which has resulted in increased price competition in certain areas of the Company's business. The Company competes with a large number of companies some of which may offer certain more technologically advanced products or possess greater financial resources than the Company. Competition for drilling systems and machinery comes from Continental Emsco Company, Maritime Hydraulics U.S. Inc., Varco International, Inc. and Dreco Energy Services Ltd. The principal competitors with the Company's Mission-Fluid King(R) product line are Harrisburg/Woolley, Inc. and Southwest Oilfield Products, Inc. Competition for the Company's reciprocating pumps comes primarily from Wheatley-Gaso Inc. and Gardner Denver Machinery Inc.

  Manufacturing and Backlog

     Sales of the Company's products are made on the basis of written orders and oral commitments. In accordance with industry practice, such orders and commitments may not be considered firm backlog and the Company's backlog is therefore difficult to determine. The Company estimates that the value of its orders for new oilfield equipment (excluding spare parts orders) was approximately $26 million as of June 30, 1996 as compared to orders of $8 million as of June 30, 1995. The total level of orders varies from time to time as work is completed and orders are received.

     The Company's principal manufacturing facilities are located in Houston, Texas and McAlester, Oklahoma. See "-- Facilities." The Company also outsources the manufacture of parts or purchases components in finished form from qualified subcontractors.

     The Company's manufacturing operations require a variety of components, parts and raw materials which the Company purchases from multiple commercial sources. The Company has not experienced nor expects any significant delays in obtaining deliveries of essential components, parts and raw materials.

  Engineering

     The Company maintains a staff of engineers and technicians to (i) design and test new products, components and systems for use in drilling and pumping applications, (ii) enhance the capabilities of existing products and (iii) assist the Company's sales organization and customers with special projects. The Company's product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes. The Company has recently developed a 750 ton capacity power swivel to complement its existing 650 ton, 500 ton and 350 ton capacity models. The Company has also introduced a 4,000 horsepower drawworks to increase customer efficiencies when drilling at extended depths and during horizontal drilling. A disc brake system for drawworks has been developed which can be operated remotely and provides higher braking torque capabilities than previous systems. The disc brake system can be adapted to upgrade drawworks previously sold by the Company.

  Patents and Trademarks

     The Company owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance to the Company, the Company does not consider any single patent to be of a critical or essential nature. In general, the Company depends on technological capabilities, manufacturing quality control and application of its expertise rather than patented technology in the conduct of its business. The Company enjoys product name brand recognition, principally through its National-Oilwell(R), National(R), Oilwell(R) and Mission-Fluid King(R) trademarks, and considers such trademarks to be important to its business.

DISTRIBUTION SERVICES

     The Company is a market leader in providing comprehensive services for the procurement, inventory management and logistics support of oilfield products to the oil and gas industry. The Company markets and distributes its products and services through several channels, including its network of oilfield distribution service centers, a direct sales force and sales representatives and agents. The Company's distribution services network includes 106 facilities located throughout the major oil and gas producing regions of the United States and Canada. In addition, the Company has international distribution service points in seven locations in the United Kingdom, South America and the Pacific Rim. The Company's distribution services customers are primarily major and large independent oil companies and drilling contractors. Since January 1, 1995, the Company's distribution services business has sold products to approximately 5,000 customers. Due to the nature of its distribution services business, the Company does not maintain a backlog for such operations.

     The Company is able to leverage its position as a leading provider of distribution services by marketing products manufactured by the Company. For the twelve month period ended December 31, 1995, approximately $43 million of the Company's distribution services revenues resulted from the sale of the Company's oilfield equipment products. Management believes that the Company has a competitive advantage in the distribution services business by virtue of its ability to distribute leading products manufactured by the Company's oilfield equipment business.

  Products

     Maintenance, Repair and Operating Supplies and Equipment. The maintenance, repair and operating supplies and equipment stocked by the Company's distribution service centers vary by location. Each distribution point generally offers a complete line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. Most drilling contractors and oil and gas companies typically buy such supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from the Company's list price for each product or product category for a one-year period. As of June 30, 1996, the Company had approximately 1,300 active contracts for maintenance, repair and operating supplies and equipment with customers primarily located in North America. The sales volume of an individual distribution service center is dependent principally upon the level of oil and gas exploration and production activity in the area. Because of the strong service orientation of the distribution services business, Company personnel at distribution service centers generally provide customers with 24-hour per day availability.

     As a result of efficiency initiatives that are taking place in the oil and gas industry, drilling contractors and oil and gas companies are more frequently seeking strategic alliances and outsourcing their procurement and inventory management requirements. These strategic alliances constitute a growing percentage of the Company's business and differ from standard agreements for MRO supplies and equipment in that the Company becomes the customer's primary supplier of those items. In addition, the Company may assume responsibility for procurement, inventory management and product delivery for the customer, in some cases by working directly out of the customer's facilities.

     Oil Country Tubular Goods. The Company's tubular business is focused on the procurement, inventory management and delivery of oil country tubular goods manufactured by third parties. Tubular goods primarily consist of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line the walls of a wellbore to provide structural support. Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well. Historically, sales of tubular goods have been concentrated in North America, although the Company makes occasional sales for shipment to foreign destinations. Substantially all of the Company's sales of tubular goods are made through the Company's direct sales force.

     In response to customer demands for improved efficiency in tubular procurement and distribution, the Company has developed strategic alliances between the Company and its customers. These strategic alliances enable the Company to more efficiently source tubular goods for its customers, while decreasing the capital and personnel requirements of the customer. These alliance relationships currently constitute a majority of the Company's tubular sales. Since alliances provide additional consistency and predictability to the procurement process, the Company has also benefitted from improved utilization of its assets and from an increase in the turnover rate of its tubular inventory.

  Competition

     The oilfield distribution services business is highly competitive. The Company's revenues and earnings can be affected by competitive actions such as price changes, improved delivery and other actions by competitors. In addition, there are few barriers to entry for competitors to enter the distribution services business. The Company's principal competitors in the United States distribution services business include Continental Emsco Company, Wilson Supply Company, Red Man Pipe & Supply Co. and McJunkin Corporation. CE Franklin Ltd. and DOSCO Supply are major competitors of the Company's distribution services business in the Canadian market. The Company also competes with a number of regional or local oilfield supply stores in each geographic market. In the international markets, the Company's distribution services business competes with some of the above-named competitors as well as a number of regional or local suppliers. The Company's North American tubular goods distribution business competes with Vinson Supply Company, Sooner Pipe & Supply Corporation, Red Man Pipe & Supply Co., Continental Emsco Company and Wilson Supply Company as well as a number of regional distributors.

  Suppliers

     The Company obtains the MRO products it distributes from a number of suppliers. The Company does not believe that any one supplier of MRO products is material to the Company. For the year ended December 31, 1995 and for the six months ended June 30, 1996, the Company purchased approximately 36% and 28%, respectively, of its tubular requirements from the U.S. Steel Group of USX Corporation, and its remaining requirements from various suppliers. In connection with the Acquisition, in January 1996 the Company entered into a five year distribution agreement with the U.S. Steel Group on an arms length basis on generally the same terms that existed prior to the Acquisition. The Company is not obligated to purchase any minimum amount of tubular goods under the agreement with the U.S. Steel Group. The Company has not experienced and does not foresee experiencing a shortage in MRO products or tubular goods sold by the Company.

FACILITIES

     The Company owned or leased 121 facilities worldwide as of August 25, 1996, of which the following are its principal manufacturing and administrative facilities:

                                    APPROXIMATE
                                   BUILDING SPACE
              LOCATION               (SQ. FT.)                  DESCRIPTION              STATUS
    -----------------------------  --------------   -----------------------------------  -------
    Houston, Texas...............      217,000      Manufactures drilling machinery      Leased
                                                    and equipment
    McAlester, Oklahoma..........      117,000      Manufactures pumps and expendable    Owned
                                                    parts
    Houston, Texas...............      116,000      Administrative offices               Leased

     The manufacturing facilities listed above are used in the Company's oilfield equipment business. The Company also has five satellite repair and manufacturing facilities that refurbish and manufacture new equipment and parts. These facilities are strategically located to meet customer needs in Houston, Texas; Odessa, Texas; New Iberia, Louisiana; Aberdeen, Scotland and Singapore. The Company believes that the capacity of its manufacturing and repair facilities is suitable to meet demand for the foreseeable future.

     The Company owns or leases approximately 113 distribution service centers worldwide to operate its distribution services business. No individual facility is significant to the distribution services business. The Company also leases space at a number of tubular storage locations for use in its tubular goods distribution business.

EMPLOYEES

     As of August 28, 1996, the Company had a total of 1,384 employees, 1,158 of whom were salaried and 226 of whom were paid on an hourly basis. Of the Company's workforce, 316 of the employees are employed by the Company's foreign subsidiaries and are located outside the United States. As of August 28, 1996, the Company was a party to one collective bargaining agreement which applied to six employees located in Singapore. The Company considers its relationship with its employees to be good.

OPERATING RISKS AND INSURANCE

     The Company's operations are subject to the usual hazards inherent in manufacturing products and providing services for the oil and gas industry. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage and pollution or environmental damage. The Company maintains comprehensive insurance covering its assets and operations at levels which management believes to be appropriate and in accordance with industry practice. However, no assurance can be given that insurance coverage will be adequate in all circumstances or against all hazards, or that the Company will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     The Company's operations are subject to regulations by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, placing more restrictions and limitations on activities that may impact the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. Although compliance with various governmental laws and regulations has not materially adversely affected the Company's financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material adverse impact on the Company's business in the future.

     The Company has conducted a number of environmental audits of its major facilities to identify and categorize potential environmental exposures and to ensure compliance with applicable environmental laws, regulations and permit requirements. This effort has required and may continue to require operational modifications to the Company's facilities, including installation of pollution control devices and cleanups.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a hazardous substance into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the manufacture and storage of products and equipment containing or requiring oil and/or hazardous substances. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, the Resource Conservation and Recovery Act and analogous state laws. Under such laws, the Company would be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination) or to perform remedial operations to prevent future contamination.

     The Company and approximately 250 other potentially responsible parties ("PRPs") have received notices from the Environmental Protection Agency (the "EPA") that each is a PRP under CERCLA in connection with a waste oil recycling facility operated in the State of Texas by Voda Petroleum. It is alleged that the Company and its predecessors generated waste which was transported to a site operated by Voda Petroleum and that Voda Petroleum improperly disposed of the waste. The EPA has conducted a preliminary assessment of the site and determined that the contamination consists primarily of oil that is subject to the requirements of Oil Pollution Act of 1990 ("OPA") which subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill including, but not limited to, the costs of responding to a release of oil to surface waters. Liability under OPA is generally limited to the party responsible for the facility from which the spill or release actually occurred. The EPA also has determined that a small portion of the contamination at the site consists of hazardous substances that are subject to the provisions of CERCLA. The EPA has indicated that it intends to remediate the Voda site and has established an initial site cleanup estimate of approximately $2 million. Management of the Company believes that the Company's liability, if any, to the extent not otherwise provided for, should not have a material adverse effect on the Company's consolidated financial statements.

     Although the Company believes that it is in substantial compliance with existing laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable, costs or liabilities to the Company.

AGREEMENT WITH PREVIOUS OWNERS

     The Purchase Agreement entered into among the Company, USX Corporation and Armco Inc. in connection with the Acquisition of the Company's business from them provides that the Company will be responsible for (i) all of the liabilities, including environmental costs, disclosed and undisclosed, created after April 1, 1987 with respect to the business operations of the predecessor partnership as they were being conducted on the closing date ("Continuing Operations"), (ii) disclosed liabilities created after April 1, 1987 with respect to operations of the Company discontinued or sold prior to the closing date ("Discontinued Operations"), (iii) disclosed liabilities for environmental costs for conditions in existence as of April 1, 1987 ("Pre-1987 Environmental Costs"), (iv) fifty percent of the first $8.0 million of the aggregate of undisclosed Pre-1987 Environmental Costs and undisclosed liabilities related to Discontinued Operations and (v) taxes other than United States federal income taxes.

LEGAL PROCEEDINGS

     There are various pending or threatened claims, lawsuits and administrative proceedings against the Company with respect to commercial, product liability and employee matters which seek remedies or damages. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on the Company, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for, will not have a material adverse effect on the Company's consolidated financial statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the Company's executive officers and directors, together with their positions and ages.

                                                                              DIRECTOR'S
              NAME                 AGE      POSITION WITH THE COMPANY        TERM EXPIRING
- ---------------------------------  ---   --------------------------------    -------------
Joel V. Staff(1).................  52    Chairman of the Board, President         1999
                                           and Chief Executive Officer
C. R. Bearden....................  50    Executive Vice President,                1998
                                         President of Distribution
                                           Services and Director
Lynn L. Leigh....................  71    Senior Vice                                --
                                         President -- Marketing
Steven W. Krablin................  46    Vice President and Chief                   --
                                         Financial Officer
James J. Fasnacht................  41    Vice President and General                 --
                                           Manager of Pumping Systems
Merrill A. Miller, Jr............  46    Vice President and General                 --
                                           Manager of Drilling Systems
Jerry N. Gauche..................  48    Vice President -- Organizational           --
                                           Effectiveness
Paul M. Nation...................  41    Vice President, Secretary and              --
                                           General Counsel
W. McComb Dunwoody(1)............  51    Director                                 1999
William E. Macaulay(1)(3)........  51    Director                                 1999
Howard I. Bull(3)................  56    Director                                 1998
James T. Dresher(2)..............  77    Director                                 1997
James C. Comis III(2)............  32    Director                                 1998
Bruce M. Rothstein(2)............  44    Director                                 1997

- ---------------

(1)  Member of Executive Committee.

(2)  Member of Audit Committee.

(3)  Member of Compensation Committee.

     The Amended and Restated Certificate of Incorporation of the Company classifies the board of directors into three classes having staggered terms of three years each. The number of directors is fixed from time to time by resolution of the board of directors and consists of not less than three directors. The board of directors is currently set at eight members. The executive officers named above were elected to serve in such capacities until the next annual meeting of the board of directors, or until their respective successors have been duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office.

     Set forth below is a brief description of the business experience of the executive officers and directors of the Company.

     Joel V. Staff has served as the President and Chief Executive Officer of the Company since July 1993 and Chairman of the Board since January 1996. Prior to joining the Company, Mr. Staff served as a Senior Vice President of Baker Hughes Incorporated from October 1983 to May 1993. Mr. Staff also serves as a director of Destec Energy Inc., an independent power company.

     C. R. Bearden has served as Executive Vice President of the Company and President of Distribution Services since January 1995 and as a Director since January 1996. Mr. Bearden served in various executive capacities including President and Chief Executive Officer of Chiles Offshore Corporation from 1979 until that company's 1994 acquisition by a subsidiary of Noble Drilling Corporation, an offshore drilling contractor, where he served as President and Chief Operating Officer until joining the Company.

     Lynn L. Leigh has served as a Senior Vice President since October 1993. Prior to joining the Company, Mr. Leigh served as the President and Chief Executive Officer of Hydril Company from January 1992 to July 1993. Prior thereto, he provided consulting and project management support services to Grasso Oilfield Services, Inc. from March 1989 to December 1991 and served as President of Unit Rig and Equipment Company from November 1987 to February 1989. Mr. Leigh also serves as a director of Global Marine, Inc., a marine drilling contractor.

     Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996. Mr. Krablin served in various capacities including Vice President-Finance and Chief Financial Officer of Enterra Corporation, a NYSE-listed, international oilfield service company, from 1986 to October 1995.

     James J. Fasnacht has served as Vice President and General Manager of Pumping Systems since November 1993, as Human Resources Manager from 1991 to November 1993 and in various other capacities since joining the Company in 1979.

     Merrill A. Miller, Jr. has served as Vice President and General Manager of Drilling Systems since July 1996 and as Vice President of Marketing, Drilling Systems from February 1996 to July 1996. From May 1980 to January 1995, Mr. Miller served in various capacities including Vice President/U.S. Operations of Helmerich & Payne International Drilling Co., a drilling contractor.

     Jerry N. Gauche has served as Vice President -- Organizational Effectiveness since joining the Company in January 1994. Prior thereto, Mr. Gauche was employed by BP Exploration, Inc., an oil and gas exploration and production company, where he served as General Manager of Central Services from January 1990 to September 1992 and Director of Public Affairs and Executive Coordination from May 1988 to December 1989.

     Paul M. Nation has served as Secretary and General Counsel of the Company since 1987 and Vice President since 1994.

     W. McComb Dunwoody has served as a Director of the Company since January 1996. Mr. Dunwoody has been Chief Executive Officer since 1981 of The Inverness Group Incorporated, which sponsors and invests in private equity transactions. Additionally, he has served as President and Chief Executive Officer of Duff & Phelps/Inverness LLC since 1994.

     William E. Macaulay has served as a Director of the Company since January 1996. Mr. Macaulay has been the President and Chief Executive Officer of First Reserve Corporation since 1983. Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, Transmontaigne Oil Company, an oil products distribution and refining company, and Hugoton Energy Corporation, an independent oil and gas exploration and production company.

     Howard I. Bull has served as a Director of the Company since January 1996. Since April 1994, Mr. Bull has been President, Chief Executive Officer and a director of Dal-Tile International, Inc. which is the largest tile manufacturer and distributor in North America. Prior to joining Dal-Tile International, Inc., Mr. Bull spent 10 years with Baker Hughes Incorporated, a worldwide diversified oil services company, where he became Chief Executive Officer for Baker Hughes Drilling Equipment Company. Additionally, he served York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, as President of its Applied Systems Division and Air Conditioning Business Group. Mr. Bull is a director of Marine Drilling Companies, Inc.

     James T. Dresher has served as a Director of the Company since January 1996. Mr. Dresher has been Chairman/Chief Executive Officer and principal owner of Unidata, Inc., a Denver-based software company, since December 1991 and has been Chairman and owner of Glenangus, a residential real estate development company, since 1972. In addition, Mr. Dresher served as Chairman/CEO of York International Corporation from 1988 to 1993. Prior thereto, Mr. Dresher served as a director, Chief Financial Officer and Executive Vice President of Baker International Corporation.

     James C. Comis III has served as a Director of the Company since January 1996. Mr. Comis has served as Managing Director of Duff & Phelps/Inverness LLC since August 1994. From August 1990 to August 1994, Mr. Comis was engaged in sponsoring and investing in private equity transactions with Mr. Dunwoody.

     Bruce M. Rothstein has served as a Director of the Company since May 1996. Mr. Rothstein is Vice President of First Reserve Corporation, which he joined in 1991. Prior to joining First Reserve, he served as Treasurer and Chief Accounting Officer of Computer Factory, Inc.

COMMITTEES

     The Company has the following standing committees of the board of directors:

     Executive Committee. The Executive Committee consists of Messrs. Dunwoody, Staff and Macaulay, with Mr. Dunwoody serving as Chairman. The Executive Committee has the full power and authority to exercise all the powers of the board of directors in the management of the business except the power to fill vacancies in the board of directors and the power to amend the Bylaws.

     Audit Committee. The Audit Committee consists of Messrs. Dresher, Comis and Rothstein, with Mr. Dresher serving as Chairman. The Audit Committee has responsibility for, among other things, (i) recommending the selection of the Company's independent accountants, (ii) reviewing and approving the scope of the independent accountants' audit activity and extent of non-audit services, (iii) reviewing with Management and the independent accountants the adequacy of the Company's basic accounting systems and the effectiveness of the Company's internal audit plan and activities, (iv) reviewing with Management and the independent accountants the Company's financial statements and exercising general oversight of the Company's financial reporting process and (v) reviewing the Company's litigation and other legal matters that may affect the Company's financial condition and monitoring compliance with the Company's business ethics and other policies.

     Compensation Committee. The Compensation Committee consists of Messrs. Bull and Macaulay, with Mr. Bull serving as Chairman. This committee has general supervisory power over, and the power to grant options under, the Stock Award and Long-Term Incentive Plan and the Value Appreciation Plans. The Compensation Committee has responsibility for, among other things, (i) reviewing the recommendations of the Chief Executive Officer as to appropriate compensation of the Company's principal executive officers and certain other key personnel and establishing the compensation of such key personnel and the Chief Executive Officer, (ii) examining periodically the general compensation structure of the Company and (iii) supervising the welfare and pension plans and compensation plans of the Company.

DIRECTOR COMPENSATION

     Directors who are full-time employees of the Company do not receive a retainer or fees for service on the board of directors or on committees of the board. Members of the board of directors who are not full-time employees of the Company receive an annual fee of $15,000, a fee of $1,000 for attendance at each meeting of the board of directors and at each meeting of its committees or any special committee established by the board, and a fee of $1,000 per day for any special assignments. The chairmen of the audit and compensation committees receive a fee of $1,250 for attendance at each meeting of the committee they chair. In addition, directors of the Company are eligible for grants of stock options, although no grants have been made, pursuant to the Stock Award and Long-Term Incentive Plan.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information concerning the compensation payable by the Company to its Chief Executive Officer and its other most highly compensated executive officers for the year ended December 31, 1995 and includes executive officers who joined the Company in 1996.

                           SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION
                        NAME AND                       ---------------------      ALL OTHER
                   PRINCIPAL POSITION                   SALARY       BONUS       COMPENSATION
    -------------------------------------------------  --------     --------     ------------
    Joel V. Staff....................................  $275,016           --             --
      Chairman, President and Chief Executive Officer
    C. R. Bearden....................................   215,625           --             --
      Executive Vice President
    Lynn L. Leigh....................................   195,000           --             --
      Senior Vice President
    Steven W. Krablin(1).............................        --           --             --
      Vice President and Chief Financial Officer
    Merrill A. Miller, Jr.(1) .......................        --           --             --
      Vice President

- ---------------

(1) Messrs. Krablin and Miller joined the Company in January 1996 and February 1996, respectively.

EMPLOYMENT AND COMPENSATION ARRANGEMENTS

     Effective as of January 1, 1996, the Company entered into an employment agreement with each of the executive officers providing for a base salary, participation in the Company's Incentive Plan and employee benefits as generally provided to all employees for a continuing term of two years for Mr. Staff and one year for each of the other executive officers. The Company is not obligated to pay any amounts pursuant to the employment agreements upon (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; (iv) long-term disability; or (v) employee's refusal to accept comparable employment with a successor corporation. If the employment relationship is terminated by the Company for any other reason, or by the employee due to an uncorrected material breach of the employment agreement by the Company, the employee is entitled to receive his base salary and current year targeted bonus amount either as a lump sum payment or over the one or two year term, as applicable, as determined by the employment agreement under the circumstances. The employment agreements with executive officers provide for the following base salaries for 1996: Joel V. Staff -- $300,000; C. R. Bearden -- $240,000; Lynn L.
Leigh -- $195,000; Steven W. Krablin -- $150,000; and Merrill A. Miller,
Jr. -- $150,000. The executive officers are entitled to bonuses as provided in the Company's 1996 Employee Incentive Plan. See "-- Employee Benefit Plans and Arrangements -- Employee Incentive Plan." The named executive officers are also entitled to certain benefits upon termination pursuant to the Stock Incentive Plan and Value Appreciation Plans, as described herein. Termination payments to each of the named executive officers would be as follows: Joel V.
Staff -- $727,500; C. R. Bearden -- $324,000; Lynn L. Leigh -- $263,250; Steven
W. Krablin -- $202,500; and Merrill A. Miller, Jr. -- $202,500. During the period of employment and for a period after termination of two years for Mr. Staff and one year for each of the other executive officers, the employees are generally prohibited from competing or assisting others to compete with the Company in its existing or recent business, or inducing any other employee to terminate employment with the Company.

LONG-TERM STOCK INCENTIVE PLAN

     In 1996, the Company adopted a Stock Award and Long-Term Incentive Plan ("Stock Incentive Plan"), which provides for the award of restricted stock, incentive stock options, stock appreciation rights, performance share awards, stock value equivalent awards or any combination of the above, to certain key employees of the Company (the "Plan Participants"). Awards are granted to Plan Participants by the Compensation

Committee of the board of directors of the Company. The Stock Incentive Plan authorizes the issuance of up to an aggregate of 1,941,303 shares of Common Stock of the Company to the Plan Participants. As of August 28, 1996, 941,303 shares of Common Stock of the Company had been awarded as restricted stock to seven recipients, each of whom is an executive officer of the Company, pursuant to Restricted Stock Agreements. Those Restricted Stock Agreements provide for the purchase of Common Stock of the Company for $.001 per share (the "Restricted Stock"). Although any of the 941,303 shares of Restricted Stock which are forfeited can be reawarded to new participants by the Company, any forfeited shares of Restricted Stock not reawarded as of January 17, 2001 shall automatically be awarded pro rata among the then existing holders of Restricted Stock. The Restricted Stock is subject to forfeiture restrictions, which prohibit the stock from being sold, assigned, pledged, exchanged or otherwise transferred until the forfeiture restrictions have lapsed. The Restricted Stock Agreements also provide that the Restricted Stock must be resold to the Company for $.001 per share if the recipients' employment with the Company is terminated for any reason prior to the lapse of the forfeiture restrictions. The forfeiture restrictions lapse each year on 20% of the total number of shares of Restricted Stock awarded to each Plan Participant and on an additional twenty percent of the Restricted Stock awarded to a Plan Participant upon an involuntary termination of employment without cause. The Stock Incentive Plan is administered by the Compensation Committee.

     Under certain circumstances, the accelerated lapsing of the forfeiture provisions of the Restricted Stock might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the Company may be denied a tax deduction. In addition, the Restricted Stock Agreements provide for the Company to pay the Plan Participants a bonus which is equal to two-thirds of the amount of any excess parachute tax payments which may be made by the Plan Participants (the "Parachute Bonuses"), plus an additional amount equal to the additional income taxes to be paid by the participants related to the Parachute Bonuses.

EMPLOYEE BENEFIT PLANS AND ARRANGEMENTS

     The following are descriptions of certain of the Company's employee benefit plans and arrangements under which employees, officers and directors of the Company may participate.

     Employee Incentive Plan. In 1996, the Company established the 1996 National-Oilwell Employee Incentive Plan (the "Employee Incentive Plan") in which all employees, including executive officers, are eligible to receive cash bonus payments. The amount of the bonus payment is determined by the Company's performance objectives based on measures of EBITDA and the ratio of EBITDA to capital employed. A minimum performance level must be achieved by the Company before any bonus is earned, and higher levels of achievement are rewarded with increasing bonus payments based upon an established progression. A participant's bonus opportunity varies depending upon the level of his or her position. The maximum bonus opportunity for the President is approximately 65% of annual base salary and for the other executive officers is approximately 50%. The board of directors may adjust the award by as much as 25% of the target award.

     Value Appreciation and Incentive Plan A. The Company has adopted an incentive plan, the Value Appreciation and Incentive Plan A ("VAP A"), which provides for certain key employees of the Company ("VAP A Participants") to qualify for an award upon the occurrence of certain events, including an initial public offering. The Company grants VAP A Participants awards in the form of Value Appreciation Units ("VAUs"), of which a maximum of 80 can be awarded under VAP A. As of August 26, 1996 there were 27 participants in VAP A, and 63 of the 80 VAUs available had been awarded to those VAP A Participants. In the event of an initial public offering, the maximum amount to be awarded to VAP A Participants (the "Maximum VAP A Award"), which assumes all 80 VAUs have been awarded, is calculated by multiplying the value of the total number of issued and outstanding shares of Common Stock of the Company immediately prior to the Offering (valued at the initial public offering price, less underwriters' discount) times 0.04.

     The amount of the award to be distributed to an individual VAP A Participant (an "Individual Distribution Award") is calculated by multiplying the Maximum VAP A Award by a fraction, the numerator of which is the number of VAUs awarded to the individual VAP A Participant, and the denominator of which is 80. At the time of an initial public offering participants will receive one-third of their Individual Distribution

Amount in cash and the remaining two-thirds in restricted Common Stock of the Company (the "VAP A Stock"), valued at the initial public offering price. The VAP A Stock is subject to forfeiture restrictions, which prohibit the stock from being sold, assigned, pledged, exchanged or otherwise transferred until the forfeiture restrictions have lapsed. The forfeiture restrictions lapse on one-half of the VAP A Stock on the first anniversary date of the initial public offering, and on the other one-half of the VAP A Stock on January 17, 1999.

     Under certain circumstances, the amounts payable under VAP A might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the Company may be denied a tax deduction. In addition, VAP A provides for the Company to pay the VAP A Participants a bonus which is equal to two-thirds of the amount of any excess parachute tax payments which may be made by the VAP A Participants (the "VAP A Parachute Bonuses"), plus an additional amount equal to the additional income taxes to be paid by the VAP A Participants related to the VAP A Parachute Bonuses.

     Value Appreciation and Incentive Plan B. The Company has adopted another incentive plan, the Value Appreciation and Incentive Plan B ("VAP B", and collectively with VAP A, the "Value Appreciation Plans"), which provides for certain executive officers of the Company to qualify for an award upon the occurrence of certain events, including an initial public offering. Only executive officers who have received an award of restricted stock under the Company's Stock Incentive Plan as of the date of an initial public offering ("VAP B Participants") participate in VAP B. As of August 26, 1996 there were seven participants in VAP B. Awards to VAP B Participants consist of a Pool A Award and a Pool B Award. The total Pool A Award is calculated by multiplying the value of the total number of issued and outstanding shares of Common Stock of the Company immediately prior to the public offering (valued at the initial public offering price, less underwriters' discount) times 0.01. The total Pool B Award is $3,490,000.

     The portion of the Pool A Award to be distributed to an individual VAP B Participant is calculated by multiplying the Pool A Award by a fraction, the numerator of which is the number of shares of stock of the Company awarded to the individual VAP B Participant, and the denominator of which is the total number of shares of stock of the Company awarded to all VAP B Participants. At the time of an initial public offering, VAP B Participants will receive one-third of the Pool A Award in cash and the remaining two-thirds in restricted Common Stock of the Company (the "VAP B Stock"), valued at the initial public offering price. The VAP B Stock is subject to forfeiture restrictions, which prohibit the stock from being sold, assigned, pledged, exchanged or otherwise transferred until the forfeiture restrictions have lapsed. The forfeiture restrictions lapse on one-half of the VAP B Stock on the first anniversary date of the initial public offering, and on the other one-half of the VAP B Stock on January 17, 1999.

     The portion of the Pool B Award to be distributed to an individual VAP B Participant is calculated by multiplying the Pool B Award by a fraction, the numerator of which is the number of shares of restricted stock of the Company awarded to the individual VAP B Participant under the Company's Stock Incentive Plan, and the denominator of which is the total number of shares of restricted stock of the Company awarded to all VAP B Participants under the Company's Stock Incentive Plan. The timing of the distribution of the Pool B Awards is tied to the date upon which an initial public offering occurs, but if such event occurs prior to January 1, 1997, the Pool B Award will be paid in five equal installments on January 17 in 1997, 1998, 1999, 2000 and 2001. Pool B Awards are payable in cash.

     Under certain circumstances, the amounts payable under VAP B might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the Company may be denied a tax deduction. In addition, VAP B provides for the Company to pay the VAP B Participants a bonus which is equal to two-thirds of the amount of any excess parachute tax payments which may be made by the VAP B Participants (the "VAP B Parachute Bonuses"), plus an additional amount equal to the additional income taxes to be paid by the VAP B Participants related to the VAP B Parachute Bonuses.

     Supplemental Savings Plan. The Supplemental Savings Plan is a non-qualified deferred compensation plan, which permits certain employees (31 as of June 30, 1996) to defer receipt of regular and/or incentive compensation. Participants are not entitled to receive any deferred amounts prior to termination of employment, at which time payments will be made in a lump sum or in monthly payments over a prespecified period not to exceed 10 years.

     The Supplemental Savings Plan also provides for the Company to make contributions on behalf of the participants whose contributions to the Company's Retirement and Thrift Plan are limited by various Internal Revenue Code regulations. The Supplemental Savings Plan assets are held in a trust whose assets may be reached by creditors, but which are unavailable to the Company. Shares of the Company's Common Stock held in trust pursuant to this plan are voted by a party unaffiliated with the Company or the trustee of the plan.

                              CERTAIN TRANSACTIONS

STOCKHOLDERS AGREEMENT

     The Company and the holders of 100% of the Company's Class A Common Stock and Common Stock outstanding prior to the Offering have entered into a Stockholders Agreement dated January 16, 1996, as amended (the "Stockholders Agreement"). The Stockholders Agreement contains provisions for management of the Company, voting of shares, election of directors and restrictions on transfer of shares. Among other things, the Stockholders Agreement provides that four members of the Company's board of directors would be designated by DPI Oil Service Partners Limited (of which Duff & Phelps/Inverness LLC serves as the managing general partner), two members of the board would be designated by partnerships of which First Reserve Corporation serves as the managing general partner, and the Chief Executive Officer and Executive Vice President would serve as the remaining two directors of the Company's eight member board of directors. All of the existing members of the Company's board of directors were designated and elected pursuant to the terms of the Stockholders Agreement. The terms of the Stockholders Agreement concerning rights to designate members of the board of directors, management of the Company, and restrictions on transfer of shares all will terminate automatically upon the completion of the Offering. In addition, the Stockholders Agreement provides the Inverness Investors and the First Reserve Investors, after the Offering, the right on four occasions to require the Company to register all or part of their registerable shares under the Securities Act, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Stockholders Agreement also provides all the parties to the Stockholders Agreement with piggyback registration rights on any offering by the Company of any of its securities to the public except a registration on Forms S-4 or S-8. The Company will bear the expenses of all registrations under the Stockholders Agreement. The parties to the Stockholders Agreement have waived their registration rights with respect to a Registration Statement filed by the Company with respect to the Offering.

AGREEMENTS WITH INVERNESS

     The Company entered into a Management Services Agreement dated January 16, 1996 (the "Management Services Agreement") with Duff & Phelps/Inverness LLC, a Connecticut limited liability company ("Inverness"). This agreement will be terminated and replaced with a Deferred Payment Agreement immediately prior to the Offering.

     The Management Services Agreement provides that Inverness perform management services as directed by the Company's board of directors, including
(i) assisting executive management; (ii) identifying and negotiating acquisitions and dispositions for the Company; (iii) negotiating and analyzing financing alternatives in connection with acquisitions, capital expenditures, and refinancings; (iv) financial modeling and analysis; (v) assisting in executive searches and (vi) other services as agreed with the Company's board of directors.

     The Management Services Agreement provides that Inverness receive fees of $1,000,000 per year, payable quarterly commencing in January 1996 and a transaction fee in connection with each acquisition or disposition by the Company of an existing business of 1% of the aggregate transaction value of each such transaction.

     Prior to the Offering, the Management Services Agreement will be terminated and replaced by a Deferred Payment Agreement with Duff & Phelps/Inverness LLC and First Reserve Corporation. Under the terms of the Deferred Payment Agreement, Duff & Phelps/Inverness LLC will be paid $250,000 in advance quarterly beginning on the first day of the calendar quarter following the Offering through December 31, 1999. In addition, Duff & Phelps/Inverness LLC and First Reserve Corporation will be paid fees aggregating $1,050,000 and $225,000, respectively, on the first date and to the extent such payment would not be an event of default under the Seller Notes. The Seller Notes provide that an event of default would occur if aggregate management or similar fees are paid to Duff & Phelps/Inverness LLC and First Reserve Corporation in any calendar year in excess of $1,000,000, or if transaction fees in excess of 1% of the aggregate transaction value of any merger, acquisition, consolidation or divesture involving the Company (a "transaction") are paid to Duff & Phelps/Inverness LLC and/or First Reserve Corporation. If a transaction occurs prior to January 1, 2000, a portion of the $1,275,000 shall be considered, and paid as, a transaction fee to the extent that such payment does not cause an event of default under the Seller Notes with respect to the $1,275,000, all amounts remaining unpaid as of January 1, 2000, shall be considered as a management or similar fee and shall be payable quarterly in advance in the aggregate amount of $250,000 (proportionally to Duff & Phelps/Inverness LLC and First Reserve Corporation) beginning on January 1, 2000, until the remaining unpaid portion of the $1,275,000 has been paid.

     For its assistance in the acquisition of the National-Oilwell partnership and subsidiaries that the Company acquired in January 1996, Inverness was paid a transaction fee of $1,800,000.

FIRST RESERVE FEE AGREEMENT

     In connection with the acquisition by the Company of the National-Oilwell partnership and subsidiaries in January 1996, the Company paid First Reserve Corporation a $1,200,000 transaction fee.

MANAGEMENT NOTES

     In connection with the Acquisition, four of the Company's executive officers issued promissory notes (the "Officer Notes") to the Company in an aggregate amount of approximately $500,000 in exchange for Class A Common Stock of the Company. The Officer Notes bear interest until maturity at 1.5% above the prime interest rate, payable annually, and the principal is due on January 15, 2001 unless extended at the option of the Company. The Officer Notes were issued by the following executive officers: James J. Fasnacht -- $150,000; Paul M. Nation -- $199,999; C. R. Bearden -- $100,000; and Lynn L. Leigh -- $49,999. In
accordance with their terms, the Officer Notes will be prepaid immediately prior to the Offering.

GE CAPITAL FEE

     In connection with the acquisition of the National-Oilwell partnerships and business, GE Capital provided the Credit Facility, Subordinated Note and equity capital and received transaction fees totalling $4.7 million.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of Common Stock by
(i) each beneficial owner of more than five percent of the Company's Common Stock, (ii) each director of the Company, (iii) each of the executive officers of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group. At June 30, 1996, there were 13,249,483 shares of Common Stock outstanding, after giving effect to the issuance of 282,392 shares upon the exercise of the Warrant.

                                              BENEFICIAL OWNERSHIP          BENEFICIAL OWNERSHIP
                                                 BEFORE OFFERING             AFTER OFFERING(1)
                                            -------------------------     ------------------------
           NAME OF BENEFICIAL OWNER           SHARES       PERCENTAGE      SHARES       PERCENTAGE
    --------------------------------------  ----------     ----------     ---------     ----------
    The Inverness Investors(2)............   5,101,800         38.5%      5,101,800         29.0%
      666 Steamboat Road
      Greenwich, Connecticut 06830
    The First Reserve Investors(3)........   4,185,247         31.6       4,185,247         23.8
      475 Steamboat Road
      Greenwich, Connecticut 06830
    GE Capital............................   1,593,902         12.0       1,593,902          9.1
      105 W. Madison Street, Suite 1600
      Chicago, Illinois 60602
    Joel V. Staff.........................     363,075          2.7         387,720          2.2
    Staff Trust(4)........................     528,814          4.0         528,814          3.0
    C. R. Bearden.........................     419,697          3.2         436,127          2.5
    Steven W. Krablin.....................     171,275          1.3         179,490          1.0
    Lynn L. Leigh.........................     154,295          1.2         203,583          1.2
    Merrill A. Miller, Jr.................      94,127            *         102,342            *
    W. McComb Dunwoody....................          --(5)        --              --(5)        --
    William E. Macaulay...................          --(6)        --              --(6)        --
    Howard I. Bull........................          --           --              --           --
    James T. Dresher......................          --           --              --           --
    James C. Comis III....................          --           --              --           --
    Bruce M. Rothstein....................          --           --              --           --
    All directors and executive officers
      as a group (14 persons)(5)(6).......   1,839,721         13.9       1,971,159         11.2

- ---------------

 *  Less than 1%.

(1) Includes shares of Common Stock issued pursuant to the Company's Value Appreciation Plans (340,926 shares of Common Stock based on an assumed initial public offering price of $17.00 per share).

(2) The "Inverness Investors" consist of two limited partnerships, DPI Oil Service Partners Limited Partnership and DPI Partners II, of which Duff & Phelps/Inverness LLC, is, in each case, the managing general partner.

(3) The "First Reserve Investors" consist of three limited partnerships, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2 and First Reserve Fund V1, Limited Partnership, of which First Reserve Corporation is, in each case, the managing general partner.

(4) These shares are owned by the trust created by that certain Trust Agreement dated April 12, 1989 by and among Joel V. Staff and Mary Martha Staff, as Trustors, and Richard Staff, as Trustee. Mr. Staff does not vote nor exercise investment power over these shares.

(5) Mr. Dunwoody may be deemed a beneficial owner of shares owned by the Inverness Investors by reason of his position with Duff & Phelps/Inverness LLC, which is the managing general partner of the partnerships that are the record owners of the shares owned by the Inverness Investors. Mr. Dunwoody disclaims beneficial ownership of these shares.

(6) Mr. Macaulay may be deemed a beneficial owner of shares owned by the First Reserve Investors by reason of his ownership of the capital stock and position with First Reserve Corporation, which is the managing general partner of the partnerships that are the record owners of the shares owned by the First Reserve Investors. Mr. Macaulay disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK

     As of June 30, 1996, the Company's outstanding Common Stock consisted of 11,064,548 shares of Common Stock and 13,288 shares of the Company's Class A Common Stock. All outstanding shares of Class A Common Stock will have been automatically converted into shares of Common Stock on the effective date of the Registration Statement of which this Prospectus is a part. Upon completion of the Offering, 17,590,409 shares of Common Stock will be outstanding after giving effect to (i) the mandatory conversion of all outstanding shares of Class A Common Stock into 1,902,543 shares of Common Stock, (ii) the exercise of the Warrant to purchase 282,392 shares of Common Stock and (iii) the issuance of 340,926 shares of Common Stock under the Company's Value Appreciation Plans (assuming an initial public offering price of $17.00 per share).

     The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes in elections of directors. Common stockholders have no preemptive rights or other rights to subscribe for additional shares.

     Upon the effectiveness of the Registration Statement of which this Prospectus is a part, each share of Class A Common Stock will be automatically converted into shares of Common Stock pursuant to the Company's Charter. Each holder of Class A Common Stock will be entitled to receive the number of shares of Common Stock equal to the Original Cost divided by the net public offering price per share of the Common Stock being sold in the Offering (143.18 shares for each share of Class A Common Stock, based on an assumed initial public offering price of $17.00 per share). Pursuant to the Charter, the number of shares of Common Stock issuable upon conversion of the Class A Common Stock is determined by dividing $30,079,200 by the initial public offering price per share, less underwriting discount. Based on the range of the estimated initial public offering price of $16.00 per share to $18.00 per share (less estimated underwriting discount), the total number of shares of Common Stock which will be issued upon conversion of Class A Common Stock will range from 2,021,452 shares of Common Stock to 1,796,846 shares of Common Stock. At the conclusion of the Offering no shares of Class A Common Stock will remain outstanding.

     After retirement of the Class A Common Stock upon consummation of the Offering, holders of Common Stock will have an equal and ratable right to receive dividends when, as and if declared by the board of directors out of funds legally available therefor subject only to any payment requirements or other restrictions imposed by any series of Preferred Stock that may be issued in the future. See "Dividend Policy."

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     The board of directors of the Company, without any action by the stockholders of the Company, is authorized to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See "Certain Anti-Takeover and Other Provisions of the Amended and Restated Certificate of Incorporation -- Preferred Stock."

CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

     The Amended and Restated Certificate of Incorporation (the "Charter") and the Bylaws of the Company contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors of the Company and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The board of directors believes that, as a general rule, such takeover proposals would not be in the best interest of the Company and its stockholders. Set forth below is a description of such provisions in the Charter and the Bylaws. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Charter and the Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The board of directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

     Classified Board of Directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to the Company and its stockholders and whether a majority of the Company's stockholders believes that such a change would be desirable. Pursuant to the Charter, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock").

     Removal of Directors Only for Cause. Pursuant to the Charter, directors can be removed from office, only for cause (as defined therein), by the affirmative vote of eighty percent of the Voting Stock, other than at the expiration of their term of office. Vacancies on the board of directors may be filled only by the remaining directors and not by the stockholders.

     Number of Directors. The Charter provides that the entire board of directors will consist of not less than three members, the exact number to be set from time to time by resolution of the board of directors. Accordingly, the board of directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until the next stockholder election.

     No Written Consent of Stockholders. The Charter also provides that any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by
(i) the Chairman of the Board, (ii) the President or (iii) the board of directors pursuant to a resolution adopted by a majority of the then-authorized number of directors.

     Charter and Bylaws. The Charter provides that the board of directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws.

     Business Combinations under Delaware Law. The Company is subject to section 203 of the Delaware General Corporation Law ("DGCL"), which prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

     Preferred Stock. The Charter authorizes the board of directors of the Company, without any action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the board of directors of the Company without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders.

LIABILITY OF OFFICERS AND DIRECTORS -- INDEMNIFICATION

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of officers and directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of the Company will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability
(i) for any breach of the officers and directors duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Both the Company's Charter and Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, 17,590,409 shares of Common Stock will be outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining shares of Common Stock, which are held by the Company's current stockholders, will be "restricted securities" (within the meaning of Rule 144) and, therefore, will not be eligible for sale to the public unless they are sold in transactions registered under the Securities Act or pursuant to an exemption from registration, including pursuant to Rule 144 or an offshore transaction pursuant to Regulation S under the Securities Act. The 1,168,310 shares of Common Stock, beneficially owned by the Inverness Investors, which were issued on July 15, 1995 are restricted from resale pursuant to Rule 144 under the Securities Act until July 15, 1997. The remaining shares of Common Stock, held by the Company's existing stockholders, were issued in 1996 and are restricted from resale under Rule 144 until various dates in 1998. The Stockholders Agreement provides the Inverness Investors and the First Reserve Investors four demand registrations after the Offering and provides the parties to the Stockholders Agreement with piggyback registration rights. Such stockholders have waived their registration rights with respect to a Registration Statement filed by the Company with respect to the Offering. See "Certain Transactions -- Stockholders Agreement."

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the Stock Incentive Plan. Shares of Common Stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not affiliates of the Company and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of the Company.

     In general, under Rule 144 as currently in effect, if a minimum of two years has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (i.e., 175,900 shares immediately after consummation of the Offering) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements, and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least three years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Commission has proposed an amendment to Rule 144 that would shorten the three- and two-year holding periods described above to two years and one year, respectively.

     The Company, each of its directors and executive officers and all existing stockholders have agreed with the Underwriters that they will not offer, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, pledge, or otherwise dispose of or transfer any shares of Common Stock, with certain exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, as representative of the Underwriters. See "Underwriting."

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Common

Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Goldman, Sachs & Co. and Simmons & Company International are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................
    Goldman, Sachs & Co. .....................................................
    Simmons & Company International...........................................
                                                                                ---------
                 Total........................................................
                                                                                 ========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable by the Representatives, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Representatives exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives and may bear no relationship to the market prices of the Common Stock after this offering. Prices for the Common Stock after this offering may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company and the oil and gas industry in general, and general economic and other conditions.

     The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Company's directors and officers and certain of its stockholders have agreed that, during a period of 180 days from the date of this Prospectus, such holders will not, without the prior written consent of the Representatives, offer, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, pledge, or otherwise dispose of or transfer any shares of Common Stock. In addition, the Company will not, without the prior written consent of Merrill Lynch, as representative of the Underwriters, directly or indirectly, offer, contract to sell, sell, grant any option with respect to, pledge, hypothecate or otherwise dispose of any shares of Common Stock except for (i) sales of the shares of Common Stock offered hereby, (ii) issuances pursuant to the exercise of outstanding warrants, stock options and convertible securities, (iii) grants of options or shares of Common Stock pursuant to the Stock Incentive Plan, (iv) bona fide gifts by stockholders to certain donees who agree to be bound by a similar agreement, (v) certain transfers in private transactions to affiliates of such stockholder who agree to be bound by a similar agreement and (vi) pledges by certain officers in connection with loans for the repayment of the Officer Notes to the Company.

     Goldman, Sachs & Co. was paid ordinary and customary fees by the Company for its services as syndication agent under the Credit Facility.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheet of National-Oilwell, Inc. as of January 1, 1996 and the consolidated financial statements of National-Oilwell and subsidiaries, the predecessor, at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Registration Statement and other information filed by the Company with the Commission are also available at the web site of the Commission at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Reports of Independent Auditors.......................................................  F-2
Consolidated Balance Sheets as of June 30, 1996 (unaudited), January 1, 1996 and as of
  December 31, 1995 and 1994..........................................................  F-3
Consolidated Statements of Operations for the Six Months Ended June 30, 1996 and June
  30, 1995 (unaudited) and for the Three Years in the Period Ended December 31,
  1995................................................................................  F-4
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996 and June
  30, 1995 (unaudited) and for the Three Years in the Period Ended December 31,
  1995................................................................................  F-5
Consolidated Statements of Owners' Equity for the Six Months Ended June 30, 1996
  (unaudited) and for the Three Years in the Period Ended December 31, 1995...........  F-6
Notes to Consolidated Financial Statements............................................  F-7

                        REPORTS OF INDEPENDENT AUDITORS

Board of Directors
National-Oilwell, Inc.

     We have audited the accompanying consolidated balance sheet of National-Oilwell, Inc. and subsidiaries as of January 1, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of National-Oilwell, Inc. and subsidiaries at January 1, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, TX
August 29, 1996

Partners
National-Oilwell

     We have audited the accompanying consolidated balance sheets of National-Oilwell, a general partnership, and subsidiaries, the Partnership, as of December 31, 1995 and 1994, and the related consolidated statements of operations, owners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, a general partnership, and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, Texas
January 31, 1996

                             NATIONAL-OILWELL, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                   ASSETS



                                                                                     DECEMBER 31,
                                                     JUNE 30,      JANUARY 1,    --------------------
                                                       1996           1996         1995        1994
                                                    -----------    ----------    --------    --------
                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................   $   4,512      $  17,371    $ 65,452    $  9,418
  Receivables, less allowance of $3,369, $4,015,
     $4,015 and $1,023............................      86,282         77,767      74,986     102,368
  Inventories.....................................     121,907        116,107     120,686     124,096
  Prepaids and other current assets...............       7,073          6,033       4,543       4,119
                                                      --------       --------    --------    --------
          Total current assets....................     219,774        217,278     265,667     240,001
Property, plant and equipment, net................      17,916         18,936      18,877      22,397
Deferred taxes....................................       7,759          8,464       1,450       1,959
Goodwill..........................................       6,408          6,489          --          --
Deferred financing costs..........................       6,916          7,684       1,089         730
Other assets......................................         708            788       1,495       3,217
                                                      --------       --------    --------    --------
                                                     $ 259,481      $ 259,639    $288,578    $268,304
                                                      ========       ========    ========    ========
LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Current portion of long-term debt...............   $   2,500      $   2,250    $     --    $     --
  Accounts payable................................      67,576         67,008      66,665      60,340
  Customer prepayments............................       1,181          7,500       7,500       1,506
  Accrued compensation............................       4,319          3,071       3,071       4,492
  Other accrued liabilities.......................      18,618         16,177      11,066      21,853
                                                      --------       --------    --------    --------
          Total current liabilities...............      94,194         96,006      88,302      88,191
Long-term debt....................................     118,688        121,128       9,128          --
Insurance reserves................................       6,456          6,201       6,201       8,524
Other liabilities.................................       6,161          6,935       6,935       9,701
                                                      --------       --------    --------    --------
          Total liabilities.......................     225,499        230,270     110,566     106,416
Commitments and contingencies
Owners' equity:
  Class A common stock -- par value $.01; 13,288
     shares issued and outstanding................          --             --          --          --
  Common stock -- par value $.01; 11,064,548
     shares issued and outstanding................         111            111          --          --
  Additional paid-in capital......................      30,068         29,608          --          --
  Notes receivable from officers..................        (500)          (350)         --          --
  Partners' capital...............................          --             --     185,506     169,784
  Cumulative translation adjustment...............         303             --      (7,494)     (7,896)
  Retained earnings...............................       4,000             --          --          --
                                                      --------       --------    --------    --------
          Total owners' equity....................      33,982         29,369     178,012     161,888
                                                      --------       --------    --------    --------
                                                     $ 259,481      $ 259,639    $288,578    $268,304
                                                      ========       ========    ========    ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            SIX MONTHS ENDED
                                                JUNE 30,              YEAR ENDED DECEMBER 31,
                                          --------------------    --------------------------------
                                            1996        1995        1995        1994        1993
                                          --------    --------    --------    --------    --------
                                              (UNAUDITED)
Revenues................................  $294,643    $266,443    $545,803    $562,053    $627,281
Cost of revenues........................   254,556     231,556     474,791     482,423     547,401
                                          --------    --------    --------    --------    --------
Gross profit............................    40,087      34,887      71,012      79,630      79,880
Selling, general, and administrative....    26,681      30,903      57,231      64,422      79,391
Special charges (credits)...............        --      (7,500)     (8,458)    (13,916)      8,565
                                          --------    --------    --------    --------    --------
Operating income (loss).................    13,406      11,484      22,239      29,124      (8,076)
Interest and financial costs............    (6,738)     (1,437)     (2,358)     (5,777)     (8,277)
Interest income.........................       320         374       1,097       1,046       1,001
Other income (expense)..................      (321)        161      (1,401)        528        (240)
                                          --------    --------    --------    --------    --------
Income (loss) before income taxes.......     6,667      10,582      19,577      24,921     (15,592)
Provision for income taxes..............     2,667       1,204       1,937       1,041       1,871
                                          --------    --------    --------    --------    --------
Net income (loss).......................  $  4,000    $  9,378    $ 17,640    $ 23,880    $(17,463)
                                          ========    ========    ========    ========    ========
Weighted average shares outstanding.....    13,249
                                          ========
Net income per share....................  $   0.30
                                          ========
Pro forma -- unaudited
  Historical income before income
     taxes..............................                          $ 19,577
  Pro forma adjustments other than
     income taxes.......................                            (4,532)
                                                                  --------
  Pro forma income before income
     taxes..............................                            15,045
  Pro forma provision for income
     taxes..............................                             5,523
                                                                  --------
  Pro forma net income..................                          $  9,522
                                                                  ========
  Pro forma common shares outstanding...                            17,590
                                                                  ========
  Pro forma net income per share........                          $   0.54
                                                                  ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,            YEAR ENDED DECEMBER 31,
                                                            --------------------   ------------------------------
                                                              1996        1995      1995       1994        1993
                                                            ---------   --------   -------   ---------   --------
                                                            (UNAUDITED)
Cash flow from operating activities:
  Net income (loss).......................................  $   4,000   $  9,378   $17,640   $  23,880   $(17,463)
  Adjustments to reconcile net income(loss) to net cash
     provided (used) by operating activities:
     Depreciation and amortization........................      2,752      2,172     3,595       6,027     10,721
     Provision for losses on receivables..................        304      2,401     2,855         545      1,237
     Provision for deferred income taxes..................        705        316       509         909        893
     Gain on sale of assets...............................       (192)      (513)     (662)       (910)      (867)
     Foreign currency transaction (gain) loss.............        (57)       102     1,170          54        160
     Special charges (credits)............................         --     (7,500)   (8,458)    (13,916)     8,565
  Changes in operating assets and liabilities:
     Decrease (increase) in receivables...................     (8,795)     9,445    24,583         491     (5,245)
     Decrease (increase) in inventories...................     (5,804)    (2,610)    2,205      12,483     19,558
     Decrease (increase) in prepaids and other current
       assets.............................................     (1,046)    (7,877)   (4,730)      4,287     (3,453)
     Increase (decrease) in accounts payable..............        582    (12,185)    6,959       7,614    (21,423)
     Increase (decrease) in other assets/liabilities,
       net................................................     (3,001)     3,055    (3,996)     (3,913)    (7,172)
                                                            ---------   --------   -------   ---------   --------
          Net cash provided (used) by operating
            activities....................................    (10,552)    (3,816)   41,670      37,551    (14,489)
                                                            ---------   --------   -------   ---------   --------
Cash flow from investing activities:
  Purchases of property, plant and equipment..............       (849)    (2,031)   (4,764)     (3,604)    (1,967)
  Proceeds from sale of assets............................        272      3,885     6,865       1,731      4,947
  Proceeds from disposition of businesses.................         --      6,944     6,944      69,821         --
  Acquisition of predecessor company, net of cash
     acquired.............................................   (106,598)        --        --          --         --
  Other...................................................         --       (218)     (218)        251       (108)
                                                            ---------   --------   -------   ---------   --------
          Net cash provided (used) by investing
            activities....................................   (107,175)     8,580     8,827      68,199      2,872
                                                            ---------   --------   -------   ---------   --------
Cash flow from financing activities:
  Principal (payments) on long-term debt..................    (11,318)        --     9,128     (69,842)    13,334
  Proceeds from issuance of common stock..................     30,179         --        --          --         --
  Borrowings proceeds from Acquisition debt...............    103,378         --        --          --         --
  Principal payments under capital lease obligations......         --         --        --        (911)      (996)
  Cash distribution to partners...........................         --     (1,918)   (1,918)    (31,000)        --
                                                            ---------   --------   -------   ---------   --------
          Net cash provided (used) by financing
            activities....................................    122,239     (1,918)    7,210    (101,753)    12,338
                                                            ---------   --------   -------   ---------   --------
Effect of exchange rate losses on cash....................         --         --    (1,673)       (595)      (154)
Increase in cash and equivalents..........................      4,512      2,846    56,034       3,402        567
Cash and cash equivalents, beginning of period............         --      9,418     9,418       6,016      5,449
                                                            ---------   --------   -------   ---------   --------
Cash and cash equivalents, end of period..................  $   4,512   $ 12,264   $65,452   $   9,418   $  6,016
                                                            =========   ========   =======   =========   ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                   CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
                                 (IN THOUSANDS)

                            CLASS A            ADDITIONAL        NOTES                    CUMULATIVE
                            COMMON    COMMON    PAID-IN     RECEIVABLE FROM   PARTNERS'   TRANSLATION   RETAINED
                             STOCK    STOCK     CAPITAL        OFFICERS        CAPITAL    ADJUSTMENT    EARNINGS     TOTAL
                            -------   ------   ----------   ---------------   ---------   -----------   --------   ---------
Balance at December 31,
  1992.....................                                                   $ 194,367     $(1,821)               $ 192,546
  Net loss.................                                                     (17,463)         --                  (17,463)
  Translation adjustment...                                                          --      (4,407)                  (4,407)
                                                                              ---------     -------                ---------
Balance at December 31,
  1993.....................                                                     176,904      (6,228)                 170,676
  Net income...............                                                      23,880          --                   23,880
  Translation adjustment...                                                          --      (1,668)                  (1,668)
  Distribution.............                                                     (31,000)         --                  (31,000)
                                                                              ---------     -------                ---------
Balance at December 31,
  1994.....................                                                     169,784      (7,896)                 161,888
  Net income...............                                                      17,640          --                   17,640
  Translation adjustment...                                                          --         402                      402
  Distribution.............                                                      (1,918)         --                   (1,918)
                                                                              ---------     -------                ---------
Balance at December 31,
  1995.....................                                                     185,506      (7,494)                 178,012
  Issuance of 13,288
    shares.................     --              $ 30,068         $(500)                                               29,568
  Issuance of 11,064,548
    shares.................            $111           --                                                                 111
  Elimination of partners'
    interests..............                                                    (185,506)      7,494                 (178,012)
  Net income...............                                                                              $4,000        4,000
  Translation adjustment...                                                                     303                      303
                            -------    ----      -------         -----        ---------     -------      ------    ---------
Balance at June 30, 1996
  (Unaudited)..............     --     $111     $ 30,068         $(500)       $      --     $   303      $4,000    $  33,982
                            =======    ====      =======         =====        =========     =======      ======    =========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     National-Oilwell, Inc. was formed to acquire National-Oilwell, a general partnership between National Supply Company, Inc., a subsidiary of Armco Inc., and Oilwell, Inc., a subsidiary of USX Corporation, and subsidiaries, (the "Partnership"). Effective as of January 1, 1996, National-Oilwell, Inc. acquired the Partnership for a purchase price of $180 million, which approximated book value (the "Acquisition"). The closing date of the transaction was January 17, 1996, with an effective date of January 1, 1996. The accompanying consolidated balance sheet as of January 1, 1996 reflects the accounts of National-Oilwell, Inc. as if the acquisition of the Partnership had occurred on that date. The transaction was accounted for under the purchase method of accounting and accordingly all assets and liabilities of the Partnership were recorded at their fair values resulting in only minimal basis adjustments. The purchase price and related expenses were financed by new equity, existing cash, a new credit facility consisting of a revolving credit line totaling $120 million and term debt of $30 million, a $5 million subordinated note and seller notes of $20 million. Approximately $67 million of the revolving credit line was utilized to consummate the transaction. The consolidated financial information of the Partnership, as predecessor, has been included with the consolidated financial information of National-Oilwell, Inc. and subsidiaries for purposes of comparability. References herein to the "Company" refer to the Partnership for periods prior to January 1, 1996 and to National-Oilwell, Inc. for subsequent periods.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. Actual results could differ from those estimates.

     In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position as of June 30, 1996, and the results of operations and cash flows for each of the six-month periods ended June 30, 1996 and 1995. Although management believes the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows for the six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, receivables, payables, and debt instruments. Cash equivalents include only those investments having a maturity of three months or less at the time of purchase. The carrying values of these financial instruments approximate their respective fair values.

                             NATIONAL-OILWELL, INC.

  Inventories

     Inventories consist of (a) oilfield products and oil country tubular goods,
(b) manufactured equipment and (c) spare parts for manufactured equipment. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost methods.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Expenditures for major improvements which extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items.

  Intangible Assets

     Deferred financing costs are amortized on a straight-line basis over the five year life of the related debt security and accumulated amortization was $768,000 at June 30, 1996. Goodwill is amortized on a straight-line basis over its estimated life of 40 years. The Company's policy is to periodically evaluate goodwill and all long-lived assets to determine whether there has been any impairment in value. Accumulated amortization was $81,000 at June 30, 1996.

  Foreign Currency

     The functional currency for the Company's Canadian, United Kingdom and Australian subsidiaries is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in cumulative foreign currency translation adjustments. The U.S. dollar is used as the functional currency for the Singapore and Venezuelan subsidiaries. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

  Revenue Recognition

     Revenue from the sale of products is recognized upon passage of title to the customer.

  Income Taxes

     The Company provides for income taxes under the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting basis of assets and liabilities.

  Net Income Per Share

     Average shares outstanding includes 11,064,548 issued shares of common stock, 282,392 shares of common stock pursuant to exercisable warrants and 1,902,543 shares of common stock associated with the conversion of Class A common stock at an assumed initial public offering price of $17.00 as discussed at Note 8.

  Concentration of Credit Risk

     The Company grants credit to its customers which operate primarily in the oil and gas industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not

                             NATIONAL-OILWELL, INC.

require collateral. Receivables are generally due within 30 days. The Company maintains reserves for potential losses and such losses have historically been within management's expectations.

  Long-Lived Assets

     In March 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and estimated future undiscounted cash flows indicate the carrying value of those assets may not be recoverable. The Company implemented SFAS No. 121 on January 1, 1996 and the adoption did not have a material effect on the financial statements.

3. INVENTORIES

     Inventories consist of (in thousands):



                                                                             DECEMBER 31,
                                                           JUNE 30,      --------------------
                                                             1996          1995        1994
                                                          -----------    --------    --------
                                                          (UNAUDITED)
    Raw materials and supplies..........................   $  10,092     $ 11,528    $ 12,486
    Work in process.....................................       5,195        4,842       5,112
    Finished goods and purchased products...............     106,620      104,316     106,498
                                                           ---------     --------    --------
                                                           $ 121,907     $120,686    $124,096
                                                           =========     ========    ========

     Foreign inventories were approximately 18%, 21% and 20% of total inventories at June 30, 1996, December 31, 1995 and December 31, 1994, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of (in thousands):


                                                                                 DECEMBER 31,
                                               ESTIMATED       JUNE 30,      --------------------
                                              USEFUL LIVES       1996          1995        1994
                                              ------------    -----------    --------    --------
                                                               (UNAUDITED)
    Land and improvements...................    2-20 Years      $ 2,017      $  2,509    $  5,718
    Buildings...............................    5-31 Years        4,920        10,404      10,772
    Machinery and equipment.................    5-12 Years        7,262        31,139      53,886
    Computer and office equipment...........    3-10 Years        5,620        19,079      21,366
                                                                -------      --------    --------
                                                                 19,819        63,131      91,742
      Less accumulated depreciation.........                     (1,903)      (44,254)    (69,345)
                                                                -------      --------    --------
                                                                $17,916      $ 18,877    $ 22,397
                                                                =======      ========    ========

                             NATIONAL-OILWELL, INC.

5. LONG-TERM DEBT

     Long-term debt consists of (in thousands):



                                                                   JUNE 30,       DECEMBER 31,
                                                                     1996             1995
                                                                  -----------     ------------
                                                                  (UNAUDITED)
    Credit Agreement
      Revolving Credit Facilities...............................   $  70,865         $   --
      Term Loan A...............................................      12,415             --
      Term Loan B...............................................      12,790             --
    Previous credit agreement...................................          --          9,128
    Subordinated Note...........................................       5,118             --
    Seller Notes................................................      20,000             --
                                                                   ---------         ------
                                                                     121,188          9,128
    Less current portion........................................       2,500             --
                                                                   ---------         ------
                                                                   $ 118,688         $9,128
                                                                   =========         ======

  Credit Agreement

     The Credit Agreement provides for Revolving Credit Facilities totaling $120,000,000 in the United States, Canada and United Kingdom through December 31, 2000 and replaced the Company's previous credit agreement. In addition to borrowings, the Revolving Credit Facilities provide for the issuance of letters of credit, of which $12,600,000 were outstanding at June 30, 1996. Borrowing availability is determined based on a percentage of eligible accounts receivable and inventory. The interest rate on the Revolving Credit Facility is prime plus 1.5% or LIBOR plus 2.75% (9.75% and 8.19% at June 30, 1996). A commitment fee of 0.5% is charged on the unused portion.

     The Credit Agreement also provides for Term Loan A, payable quarterly through December 31, 2000 and Term Loan B, payable quarterly through December 31, 2001. Interest rates on the term loans are at prime plus 1.75% and 2.25%, respectively, or at LIBOR plus 3.0% and 3.5%, respectively. The term loans require prepayments from certain asset disposal proceeds and from up to 80% of excess cash flow (as defined).

     The Credit Agreement is secured by essentially all assets of the Company and contains financial covenants regarding minimum net worth, maximum capital expenditures, minimum current ratio, minimum interest and fixed charge coverage ratios and a maximum funded debt coverage ratio. The Credit Agreement also restricts the Company's ability to, among other things, pay dividends, make acquisitions and investments, incur debt and liens, and change its capital structure or business.

  Subordinated Note

     The Subordinated Note bears interest at prime plus 3.0%, is due December 31, 2002 and is secured by a lien on essentially all assets of the Company. Interest payments are deferred until the aggregate balance outstanding under Term Loans A and B is $15,000,000 or less and certain other conditions are met. Mandatory prepayments must be made from 50% of excess cash flow (as defined) after Term Loans A and B are repaid.

  Seller Notes

     The Company owes $10,000,000 to each of the two Sellers in connection with the Acquisition. The notes are subordinate to other existing debt and bear interest at the rate of 9.0%. At its option, the Company may defer payment of interest due prior to January 16, 2003. One-half of the sum of the principal and any deferred interest is payable on January 16, 2004, and the balance is payable on January 16, 2005. The notes are subject

                             NATIONAL-OILWELL, INC.

to prepayment in certain events, including the sale of significant assets by the Company or the sale by the stockholders at the time of the Acquisition of more than 50% of their aggregate shares. Partial prepayments are also required in connection with certain sales of the Company's stock owned by Duff & Phelps/Inverness LLC or First Reserve Corporation.

     Scheduled maturities of long-term debt outstanding at June 30, 1996 are as follows: six months ending December 31, 1996 -- $1,125,000; years ending December 31, 1997 -- $3,000,000; 1998 -- $3,250,000; 1999 -- $3,250,000;
2000 -- $75,865,000; 2001 -- $9,130,000.

6. PENSION PLANS

     The Company and its consolidated subsidiaries have several pension plans covering substantially all of its employees. Defined-contribution pension plans cover most of the U.S. and Canadian employees and are based on years of service and a percentage of current earnings. For the years ended December 31, 1995, 1994 and 1993, pension expense for defined-contribution plans was $1,512,000, $1,914,000 and $2,005,000, respectively, and the funding is current.

     The Company's subsidiary in the United Kingdom has a defined-benefit pension plan whose participants are primarily retired and terminated employees who are no longer accruing benefits. The pension plan assets are invested primarily in equity securities, United Kingdom government securities, overseas bonds and cash deposits. The plan assets at fair market value were $32,104,000 at December 31, 1995 and $27,389,000 at December 31, 1994. The projected benefit obligation was $23,131,000 at December 31, 1995 and $20,630,000 at December 31, 1994. Net periodic pension cost (benefit) recognized as expense (income) for the years ended December 31, 1995, 1994 and 1993 was $379,000, ($69,000) and
$699,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

  Commitments

     The Company leases land, buildings and storage facilities, vehicles and data processing equipment under operating leases extending through various dates up to the year 2004. Rent expense for the years ended December 31, 1995, 1994 and 1993 was $9,714,000, $8,691,000 and $10,372,000, respectively. The Company's minimum rental commitments for operating leases at December 31, 1995 were as follows (in thousands): 1996 -- $6,372; 1997 -- $4,046; 1998 -- $1,796;
1999 -- $1,312; 2000 -- $1,159; thereafter -- $6,096.

  Contingencies

     The Company is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 1995 cannot be determined; however, in the opinion of management, any ultimate liability, to the extent not otherwise provided for, should not materially affect the financial position, liquidity or results of operations of the Company.

  Environmental

     The Company's business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to the Company's business. Laws and regulations protecting the environment have generally become more expansive and stringent in recent years and the Company believes the trend will continue. Although the Company has not incurred material costs in connection with its compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could not result in additional, presently unquantifiable, costs or liabilities to the Company.

                             NATIONAL-OILWELL, INC.

8. COMMON STOCK

     The Company has authorized 40,000,000 shares, $.01 par value, common stock and 13,288 shares, $.01 par value, Class A common stock. The Class A common stock has preference over common stock to receive dividends or any other distribution until the holders of Class A common stock have received in the aggregate the original cost of $30,079,200 paid for the Class A shares. Upon the occurrence of an initial public offering, the Class A common stock converts into the number of shares of common stock determined by dividing the unreturned original cost of the Class A common stock by the net public offering price. The Company has also authorized 10,000,000 shares of $.01 par value preferred stock, none of which is issued or outstanding.

     Seven executive officers of the Company participated in the Acquisition by acquiring common stock and Class A common stock at fair market value. In connection therewith, four of the executives issued promissory notes to the Company for an aggregate of $500,000. Interest on the notes is at 1.5% over prime and is paid annually. The notes are due on January, 15, 2001 unless extended at the option of the Company, and are secured by shares of common stock and Class A common stock. The notes must be prepaid under certain conditions including the occurrence of a public offering or from cash proceeds from dividends, distributions or sale of any of the shares. The promissory notes are reflected in the accompanying balance sheet as a reduction of owners' equity.

     The Stock Award and Long-Term Incentive Plan allows grants of incentive options, nonqualified options, restricted stock, stock appreciation rights, performance share awards, stock value equivalent awards or any combination of the above. In connection with the Acquisition, 941,303 shares of restricted common stock were purchased by executive officers for $.001 per share under this plan. These shares are subject to restriction on transferability and are not entitled to receive dividends or distributions. Restrictions lapse annually regarding 20% of these shares beginning one year from acquisition or in their entirety upon the occurrence of certain events, including the sale of the Company. Restrictions will lapse on an additional 20% of those shares upon an involuntary termination of employment without cause. Any restricted shares may be repurchased by the Company for $.001 per share upon termination of the executive officers' employment. On August 27, 1996, the Company's board of directors approved the amendment and restatement of the plan to authorize the issuance of up to 1,000,000 additional shares of common stock pursuant to awards made thereunder. The Company has not made any additional awards pursuant this plan.

     In connection with the Acquisition, the Company entered into a warrant agreement granting a significant debt holder and stockholder the right to purchase 282,392 shares of common stock at an exercise price of $.01 per share. The warrants may be exercised at any time through January 16, 2006. The warrant agreement also provides for an additional 196,438, 100,815 and 102,586 shares to be issued on the fifth, sixth and seventh anniversary of the Acquisition date in the event the $5 million subordinated note has not been repaid on or prior to such dates.

     In January 1996, the Company established Value Appreciation Plans that are intended to reward participants for enhancing the value of the Company common stock. If target internal rates of return are achieved as of a triggering event such as a qualified public offering, the 34 participants will be paid in cash or common stock over time a percentage of the equity value as of such occurrence. Based upon an initial public offering price of $17.00 (the midpoint of the range of offering prices), the Value Appreciation Plans would result in a one-time charge before taxes of $12.2 million. The Company currently expects to pay $2.9 million of this amount in cash at the time of the Offering, $3.5 million in cash in five annual installments beginning January 17, 1997 and issue 340,926 shares of restricted stock. The restrictions will be removed on one-half of the shares one year after the Offering and on the remaining one-half on January 17, 1999.

                             NATIONAL-OILWELL, INC.

9. INCOME TAXES

     Prior to 1996, the Company was a partnership for U.S. federal tax purposes and provided for foreign taxes but did not provide for U.S. federal or state taxes on its income.

     The domestic and foreign components of income before income taxes were as follows (in thousands):

                                               JUNE 30,
                                           -----------------
                                            1996      1995       1995       1994        1993
                                           ------    -------    -------    -------    --------
                                              (UNAUDITED)
    Domestic.............................  $4,702    $ 7,235    $14,194    $22,840    $(16,446)
    Foreign..............................   1,965      3,347      5,383      2,081         854
                                           ------    -------    -------    -------    --------
                                           $6,667    $10,582    $19,577    $24,921    $(15,592)
                                           ======    =======    =======    =======    ========

     The components of the provision for income taxes consisted of (in thousands):

                                               JUNE 30,
                                           -----------------
                                            1996      1995       1995       1994        1993
                                           ------    -------    -------    -------    --------
                                              (UNAUDITED)
    Current:
      Federal............................  $1,090    $    --    $    --    $    --    $     --
      State..............................      99         --         --         --          --
      Foreign............................     773        888      1,428        132         978
                                           ------    -------    -------    -------    --------
                                            1,962        888      1,428        132         978
                                           ------    -------    -------    -------    --------
    Deferred:
      Federal............................     507         --         --         --          --
      State..............................     112         --         --         --          --
      Foreign............................      86        316        509        909         893
                                           ------    -------    -------    -------    --------
                                              705        316        509        909         893
                                           ------    -------    -------    -------    --------
                                           $2,667    $ 1,204    $ 1,937    $ 1,041    $  1,871
                                           ======    =======    =======    =======    ========

     The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in thousands):

                                                JUNE 30,
                                            -----------------
                                             1996      1995       1995       1994       1993
                                            ------    -------    -------    -------    -------
                                               (UNAUDITED)
    Federal income tax at statutory
      rate................................  $2,333    $ 3,704    $ 6,852    $ 8,722    $(5,457)
    Foreign income tax rate
      differential........................      26         12        184        368        338
    U.S. partnership income for which no
      tax is provided.....................      --     (2,532)    (4,968)    (7,994)     5,756
    Nondeductible expenses................     341        247        398        293        157
    Foreign operating loss for which no
      benefit is recognized...............      --        412      1,037        278      2,211
    Change in deferred tax valuation
      allowance...........................      --       (639)    (1,577)      (809)    (1,303)
    Other.................................     (33)        --         11        183        169
                                            ------    -------    -------    -------    -------
                                            $2,667    $ 1,204    $ 1,937    $ 1,041    $ 1,871
                                            ======    =======    =======    =======    =======

                             NATIONAL-OILWELL, INC.

     Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):



                                                                             DECEMBER 31,
                                                           JUNE 30,       -------------------
                                                             1996          1995        1994
                                                          -----------     -------     -------
                                                          (UNAUDITED)
    Deferred tax assets:
      Book over tax depreciation........................   $     288      $ 1,153     $ 1,729
      Accrued liabilities...............................       9,201        1,205       2,887
      Net operating loss carryforwards..................       6,738        6,780       7,268
      Other.............................................       6,620        1,070         508
                                                           -------- -     -------     -------
              Total deferred tax assets.................      22,847       10,208      12,392
              Valuation allowance for deferred tax
                assets..................................     (13,277)      (8,310)     (9,887)
                                                           ---------      -------     -------
                                                               9,570        1,898       2,505
                                                           ---------      -------     -------
    Deferred tax liabilities:
      Tax over book depreciation........................       1,569          448         346
      Other.............................................         242           --         200
                                                           ---------      -------     -------
              Total deferred tax liabilities............       1,811          448         546
                                                           ---------      -------     -------
              Net deferred tax assets...................   $   7,759      $ 1,450     $ 1,959
                                                           =========      =======     =======

     In connection with the Acquisition, the Company restated its deferred tax assets and liabilities as of January 1, 1996. The deferred tax valuation allowance increased (decreased) ($1,577) and $4,967 for the periods ending December 31, 1995 and June 30, 1996, respectively. The decrease in the valuation allowance is related to the realization of foreign net operating losses that were previously deferred. The increase in the valuation allowance is related to the Company's current estimate of deferred tax assets that may not be realized. Any future decrease in the valuation allowance recorded at January 1, 1996 will reduce goodwill. The Company's deferred tax assets are expected to be realized principally through future earnings.

     Undistributed earnings of the Company's foreign subsidiaries amounted to $9,898,000 at June 30, 1996 and $9,125,000 at December 31, 1995. Those earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise would result in both U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $910,000 would be payable upon remittance of all previously unremitted earnings at December 31, 1995.

     The Company made income tax payments of $332,000, $557,000 and $392,000 during the years ended December 31, 1995, 1994 and 1993, respectively.

                             NATIONAL-OILWELL, INC.

10. SPECIAL CHARGES (CREDITS)

     Special charges (credits) consist of the following (in thousands):

                                                              1995        1994       1993
                                                             -------    --------    -------
    Sale of product lines and assets.......................  $(8,458)   $(15,648)   $10,000
    Employee terminations and other costs..................       --       3,817         --
    Reversal of reserves...................................       --      (2,085)    (1,435)
                                                             -------    --------    -------
              Total........................................  $(8,458)   $(13,916)   $ 8,565
                                                             =======    ========    =======

     Sale of Product Lines and Assets. During the second quarter of 1995 the Company completed the sale of the Wilson-Snyder centrifugal pump and switch valve product line. Proceeds of approximately $6.9 million from that sale resulted in a gain of $5.5 million. In addition, the Company recorded a net gain of approximately $3.0 million related to the final closure of a facility in the United Kingdom and the sale of related property and equipment.

     During 1994, the Company completed the sales of certain production equipment product lines not considered part of its core businesses resulting in a gain of $15.6 million. Proceeds received in 1994 totaled $41.0 million and were used to reduce debt.

     During 1993, the Company implemented a business strategy to focus on its core businesses and divest marginal or unprofitable product lines. In the fourth quarter of 1993, the Company recorded a $10.0 million charge for the estimated loss on the sale of its wellhead business under an asset sales agreement signed in December 1993. This charge included an $8.5 million writedown of inventories and property, plant and equipment to estimated net realizable values and $1.5 million for transition and other direct costs of disposal. Proceeds from the wellhead business sale of $28.7 million were used to reduce debt.

     Employee Terminations and Other Costs. In conjunction with the formal announced shutdown of a manufacturing facility in the United Kingdom, the Company expensed approximately $3.2 million in 1994 relating to employee termination benefits. These benefits are calculated pursuant to the terms of the United Kingdom preexisting employee benefit plan and were paid in the fourth quarter of 1994 and in 1995. The consolidation of the Company's Houston, Texas manufacturing operations resulted in lease termination and other costs of $0.6 million which were paid in 1994.

     Reversal of Reserves. The reversal of reserves in 1994 and 1993 primarily relate to an $18.5 million reserve initially recorded in 1991 to accrue for the estimated loss on the shutdown and disposition of a manufacturing facility and related machinery and equipment at Garland, Texas. The $1.4 million reversal in 1993 primarily related to excess machinery, equipment and inventory relocation accruals no longer needed after movement to the Company's other facilities was completed in 1993. The $2.1 million reversal in 1994 primarily related to excess accruals for potential demolition and environmental cleanup not required after the facility was sold.

11. RELATED PARTY TRANSACTIONS

     In connection with the Acquisition, the Company entered into a five year Management Services Agreement with the Company's largest stockholder, Duff & Phelps/Inverness LLC, whereby the Company would pay $1,000,000 per year for senior management assistance and other services as agreed. The agreement also provides that Duff & Phelps/Inverness LLC will receive 1% of the aggregate transaction value in connection with each acquisition or disposition completed during the five year period. A management fee of $500,000 was recorded during the first half of 1996 of which $200,000 was unpaid at June 30, 1996. The Company and Duff & Phelps/Inverness LLC have agreed to terminate this agreement upon the date of execution of a definitive underwriting agreement relating to the anticipated public offering discussed in Note 13.

                             NATIONAL-OILWELL, INC.

     The Company paid and recorded as a cost of the Acquisition transaction fees of $1,800,000 to the Inverness Group, Inc. and $1,200,000 to First Reserve Corporation, the Company's second largest stockholder. Fees of $4,800,000 were also paid to General Electric Capital Corporation in connection with the provision of the Credit Agreement entered into in connection with the Acquisition.

12. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

     The Company's operations consist of the Oilfield Equipment segment and the Distribution Services segment. The Oilfield Equipment segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies, oilfield equipment and tubular products. The Disposed Businesses information includes the results of operations disposed of in prior years. Intersegment sales and transfers are accounted for at commercial prices.

     Summarized financial information with respect to business segments and geographic areas is as follows:

  Business Segments (in thousands)

                                  OILFIELD     DISTRIBUTION                                     DISPOSED
                                EQUIPMENT(1)     SERVICES     CORPORATE(2)    ELIMINATIONS    BUSINESSES(3)     TOTAL
                                ------------   ------------   ------------    ------------    -------------    --------
1995
Revenues from:
  Unaffiliated customers......    $113,511       $432,292       $    --        $     --        $      --       $545,803
  Intersegment sales..........      33,006             --             --         (33,006)              --            --
                                  --------       --------       --------       ---------        ---------      --------
         Total revenues.......     146,517        432,292             --         (33,006)              --       545,803
Operating income (loss).......      10,443          9,435         (2,866)             --            5,227        22,239
Capital expenditures..........       3,540          1,157             67              --               --         4,764
Depreciation and
  amortization................       1,899          1,662             34              --               --         3,595
Identifiable assets...........      93,287        128,321         69,761          (2,791)              --       288,578
1994
Revenues from:
  Unaffiliated customers......    $127,854       $415,722       $     --        $     --        $  18,477      $562,053
  Intersegment sales..........      60,041             --             --         (60,041)              --            --
                                  --------       --------       --------        --------        ---------      --------
         Total revenues.......     187,895        415,722             --         (60,041)          18,477       562,053
Operating income (loss).......       5,314          9,036         (2,898)             --           17,672        29,124
Capital expenditures..........       1,690          1,832             44              --               38         3,604
Depreciation and
  amortization................       1,922          2,564              8              --            1,533         6,027
Identifiable assets...........      99,298        162,170         12,150          (5,314)              --       268,304
1993
Revenues from:
  Unaffiliated customers......    $111,948       $450,455       $     --        $     --        $  64,878      $627,281
  Intersegment sales..........      67,780             --             --         (67,780)              --            --
                                  --------       --------       --------        --------        ---------      --------
         Total revenues.......     179,728        450,455             --         (67,780)          64,878       627,281
Operating income (loss).......       1,482         13,955         (2,308)             --          (21,205)       (8,076)
Capital expenditures..........         899            455             21              --              592         1,967
Depreciation and
  amortization................       4,380          2,370              2              --            3,969        10,721
Identifiable assets...........      99,371        188,312         12,402         (10,265)          53,659       343,479

                             NATIONAL-OILWELL, INC.

- ---------------

(1) Operating income/(loss) of the oilfield equipment segment includes special charges (credits) of $(3,231), $1,732 and $(1,435) for 1995, 1994 and 1993,
     respectively.

(2) Corporate identifiable assets in 1995 included $65.5 million of cash and cash equivalents.

(3) Operating income/(loss) of the disposed businesses includes special charges (credits) of $(5,227), $(15,648) and $10,000 for 1995, 1994 and 1993,
     respectively. Operating results prior to the disposal date for the business sold in 1995 were immaterial.

  Geographic Areas (in thousands)

                            UNITED                  UNITED
                            STATES      CANADA      KINGDOM      OTHER       ELIMINATIONS      TOTAL
                           --------     -------     -------     --------     ------------     --------
1995
Revenues from:
  Unaffiliated
     customers...........  $430,671     $59,390     $35,776     $ 19,966       $     --       $545,803
  Interarea sales........    34,416         878      16,285          233        (51,812)            --
                           --------     -------     -------     --------       --------       --------
          Total
            revenues.....   465,087      60,268      52,061       20,199        (51,812)       545,803
                           --------     -------     -------     --------       --------       --------
Operating income
  (loss).................    18,707       2,003      (1,383)       2,912             --         22,239
Export sales of U.S......        --       1,700       1,539       80,075             --         83,314
Identifiable assets......   228,817      23,851      17,789       18,121             --        288,578
1994
Revenues from:
  Unaffiliated
     customers...........  $442,555     $73,052     $29,708     $ 16,738       $     --       $562,053
  Interarea sales........    26,144         579       9,726          106        (36,555)            --
                           --------     -------     -------     --------       --------       --------
          Total
            revenues.....   468,699      73,631      39,434       16,844        (36,555)       562,053
                           --------     -------     -------     --------       --------       --------
Operating income
  (loss).................    27,166       1,872        (314)         400             --         29,124
Export sales of U.S......        --       1,436         635      102,265             --        104,336
Identifiable assets......   186,634      34,567      32,136       14,967             --        268,304
1993
Revenues from:
  Unaffiliated
     customers...........  $485,988     $68,766     $49,419     $ 23,108       $     --       $627,281
  Interarea sales........    33,750         552       8,395          961        (43,658)            --
                           --------     -------     -------     --------       --------       --------
          Total
            revenues.....   519,738      69,318      57,814       24,069        (43,658)       627,281
                           --------     -------     -------     --------       --------       --------
Operating income
  (loss).................    (4,865)       (321)     (3,980)       1,090             --         (8,076)
Export sales of U.S......        --       1,386         389      115,464             --        117,239
Identifiable assets......   257,597      29,662      39,391       16,829             --        343,479

                             NATIONAL-OILWELL, INC.

13. PRO FORMA NET INCOME AND NET INCOME PER SHARE (UNAUDITED)

     On August 27, 1996, in anticipation of a proposed initial public offering of the Company's common stock, the Company's board of directors approved resolutions to authorize the filing of a Registration Statement on Form S-1 with the Securities and Exchange Commission. The following table sets forth for the year ended December 31, 1995: (a) summarized historical consolidated income statement data and (b) summarized pro forma consolidated income statement data reflecting the acquisition of the Partnership and the anticipated initial public offering of the Company's common stock as if each had occurred on January 1, 1995 (in thousands).

                                                                     HISTORICAL     PRO FORMA
                                                                     ----------     ---------
    Revenues.......................................................   $ 545,803     $ 545,803
                                                                        =======       =======
    Operating income...............................................   $  22,239     $  22,239
    Interest and financial costs, net..............................       1,261         5,631(A)
    Other (income) expense.........................................       1,401         1,563(B)
                                                                        -------       -------
    Income (loss) before income taxes..............................      19,577        15,045
    Provision for income taxes.....................................       1,937         5,523(C)
                                                                        -------       -------
    Net income.....................................................   $  17,640     $   9,522(D)
                                                                        =======       =======
    Earnings per share.............................................                 $    0.54
                                                                                      =======
    Average shares outstanding.....................................                    17,590
                                                                                      =======

- ---------------

(A) Increase in interest costs reflects the incremental interest expense associated with the debt incurred with the acquisition of the partnership, net of the proceeds of the anticipated initial public offering used to pay down the acquisition debt, at the Company's 1995 effective interest rate of 9.5%, adjusted for the difference in the amortization of deferred financing fees associated with the credit facilities.

(B) Increase in other (income) expense reflects the amortization of goodwill incurred in connection with the acquisition of the Partnership.

(C) Increase in income taxes reflects the provision for U.S. federal and state income taxes that were previously not recorded because of the partnership status and as a result of the above pro forma adjustments.

(D) Pro Forma net income does not include the one-time expenses directly attributable to the anticipated public offering, including (a) triggering the Company's Value Appreciation Plans discussed in Note 8,(b) the write-off of deferred financing costs of the existing Credit Agreement that will be replaced concurrently with the anticipated public offering of $6,916,000 ($4,288,000 net of tax) and (c) the termination of the Management Services Agreement discussed in Note 11 for $4,775,000 ($2,960,000 net of tax).

     Pro forma net income per share data is based upon (a) 11,346,940 shares of common stock and common stock equivalents currently outstanding, (b) the anticipated initial public offering of 4,000,000 shares of the Company's common stock and, based upon an initial public offering price of $17.00 per share, (c) the conversion of the Class A shares into 1,902,543 shares of common stock and
(d) an additional 340,926 shares of common stock issued pursuant to the Value Appreciation Plans.

================================================================================


     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSONS TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
                 Prospectus Summary....................    3
                 Risk Factors..........................    8
                 Use of Proceeds.......................   12
                 Dividend Policy.......................   12
                 Dilution..............................   13
                 Capitalization........................   14
                 Selected Historical Financial Data....   15
                 Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations.......................   21
                 Business..............................   27
                 Management............................   35
                 Certain Transactions..................   41
                 Principal Stockholders................   43
                 Description of Capital Stock..........   44
                 Shares Eligible for Future Sale.......   47
                 Underwriting..........................   48
                 Legal Matters.........................   49
                 Experts...............................   49
                 Available Information.................   49
                 Index to Financial Statements.........  F-1

                            ------------------------

     UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================


================================================================================


                               4,000,000 SHARES

                        [NATIONAL-OILWELL, INC. LOGO]

                            NATIONAL-OILWELL, INC.

                                 COMMON STOCK


                          ---------------------------

                                   PROSPECTUS

                          ---------------------------


                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                               SIMMONS & COMPANY
                                 INTERNATIONAL


                                           , 1996


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses of the Offering are estimated to be as follows:

    Securities and Exchange Commission registration fee.......................  $ 28,552
    NASD filing fee...........................................................     8,780
    New York Stock Exchange listing fee.......................................   130,000
    Blue Sky fees and expenses................................................    10,000
    Printing expenses.........................................................   135,000
    Legal fees and expenses...................................................   200,000
    Accounting fees and expenses..............................................   150,000
    Transfer Agent fees.......................................................     3,000
    Miscellaneous.............................................................    34,668
                                                                                --------
              Total...........................................................  $700,000
                                                                                ========

- ---------------

 *  To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Sixth, Part II, Section 1 of the Company's Charter, a copy of which is filed as Exhibit 3.1, and Article VI of the Company's Bylaws, a copy of which is filed as Exhibit 3.2 to this Registration Statement, each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     Section 145 of the DGCL authorizes, inter alia, a corporation to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     The form of Purchase Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The shares of Class A Common Stock which have been sold by the Company in the following transactions will be converted into shares of Common Stock.

     On July 15, 1995, the Company sold an aggregate of 1,168,310 shares of Common Stock at $.01 per share to two investors. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting these transactions.

     On January 16, 1996, the Company sold an aggregate of 8,806,479 shares of Common Stock at $.01 per share, 753,049 shares of Common Stock at $.001 per share, an aggregate of 13,085.6 shares of Class A Common Stock at $2,264 per share to investors and members of management in connection with the closing of the Acquisition, and the Company issued a warrant to GE Capital to purchase 282,392 shares of Common Stock for $.01 per share in connection with the Credit Facility. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting these transactions.

     On July 24, 1996, the Company completed the sale of an aggregate of 148,456 shares of Common Stock at $.01 per share, 282,381 shares of Common Stock at $.001 per share and an aggregate of 202.4 shares of Class A Common Stock at $2,264 per share to two members of management in connection with certain transactions which were related to the closing of the Acquisition. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.

      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
        *1.1         -- Form of Purchase Agreement.
         2.1         -- Purchase Agreement by and among Oilwell, Inc., National Supply
                        Company, Inc., USX Corporation, Armco Inc. and the Company dated
                        September 22, 1995, as amended.
         3.1         -- Amended and Restated Certificate of Incorporation of the Company.
         3.2         -- Bylaws of the Company.
        *4.1         -- Specimen Common Stock certificate.
        *5.1         -- Opinion of Vinson & Elkins L.L.P.
        10.1         -- Employment Agreement dated as of January 16, 1996 between Joel V.
                        Staff and the Company.
        10.2         -- Employment Agreement effective as of January 17, 1996 between C. R.
                        Bearden and the Company, with similar agreements with Lynn L. Leigh,
                        Jerry N. Gauche, Paul M. Nation, James J. Fasnacht and Steven W.
                        Krablin, a similar agreement effective as of February 5, 1996 between and Merrill A. Miller, Jr. and the Company.
        10.3         -- Stockholders Agreement among the Company and its stockholders dated as of January 16, 1996.
        10.4         -- Waiver and First Amendment to Stockholders Agreement dated as of July
                        24, 1996.
        10.5         -- Employee Incentive Plan.
        10.6         -- Stock Award and Long-Term Stock Incentive Plan.

      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
        10.7         -- First Amendment to Stock Award and Long-Term Stock Incentive Plan.
        10.8         -- Value Appreciation and Incentive Plan A.
        10.9         -- Value Appreciation and Incentive Plan B.
        10.10        -- Restricted Stock Agreement between the Company and Joel V. Staff, with similar agreements with C. R. Bearden, Jerry N. Gauche, Steven
                        W. Krablin, Merrill A. Miller, Jr., James J. Fasnacht and Paul M.
                        Nation.
        10.11        -- Management Services Agreement.
        10.12        -- Supplemental Savings Plan.
       *10.13        -- New Credit Facility.
       *10.14        -- Deferred Fee Agreement.
        21.1         -- Subsidiaries of the Company.
        23.1         -- Consent of Ernst & Young LLP.
       *23.2         -- Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto).
        24.1         -- Powers of Attorney (included in the signature pages of the
                        Registration Statement).
        27.1         -- Financial Data Schedule.

- ---------------

* To be filed by amendment.

     (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES.

     All schedules are omitted because they are not applicable or the required information has been provided in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contained a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 29th day of August 1996.

                                       NATIONAL-OILWELL, INC.

                                       By:          /s/ JOEL V. STAFF
                                            ------------------------------------
                                                       Joel V. Staff
                                            Chairman of the Board, President and
                                                  Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Steven W. Krablin and Paul M. Nation, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  ------------------------------   ---------------
              /s/ JOEL V. STAFF                Chairman of the Board,           August 29, 1996
- ---------------------------------------------    President and Chief
                Joel V. Staff                    Executive Officer (Principal
                                                 Executive Officer)


            /s/ STEVEN W. KRABLIN              Vice President and Chief         August 29, 1996
- ---------------------------------------------    Financial Officer (Principal
              Steven W. Krablin                  Financial and Accounting
                                                 Officer)


              /s/ C. R. BEARDEN                Director                         August 29, 1996
- ---------------------------------------------
                C. R. Bearden


           /s/ JAMES C. COMIS III              Director                         August 29, 1996
- ---------------------------------------------
             James C. Comis III


           /s/ W. McCOMB DUNWOODY              Director                         August 29, 1996
- ---------------------------------------------
             W. McComb Dunwoody


             /s/ HOWARD I. BULL                Director                         August 29, 1996
- ---------------------------------------------
               Howard I. Bull


            /s/ JAMES T. DRESHER               Director                         August 29, 1996
- ---------------------------------------------
              James T. Dresher


           /s/ WILLIAM E. MACAULAY             Director                         August 29, 1996
- ---------------------------------------------
             William E. Macaulay


           /s/ BRUCE M. ROTHSTEIN              Director                         August 29, 1996
- ---------------------------------------------
             Bruce M. Rothstein

                               INDEX TO EXHIBITS

      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
        *1.1         -- Form of Purchase Agreement.
         2.1         -- Purchase Agreement by and among Oilwell, Inc., National Supply
                        Company, Inc., USX Corporation, Armco Inc. and the Company dated
                        September 22, 1995.
         3.1         -- Restated Certificate of Incorporation of the Company.
         3.2         -- Bylaws of the Company.
        *4.1         -- Specimen Common Stock certificate.
        *5.1         -- Opinion of Vinson & Elkins L.L.P.
        10.1         -- Employment Agreement dated as of January 16, 1996 between Joel V.
                        Staff and the Company.
        10.2         -- Employment Agreement effective as of January 17, 1996 between C.R.
                        Bearden and the Company, with similar agreements with Lynn L. Leigh,
                        Jerry N. Gauche, Paul M. Nation, James J. Fasnacht and Steven W.
                        Krablin, a similar agreement effective as of February 5, 1996 between and Merrill A. Miller, Jr. and the Company.
        10.3         -- Stockholders Agreement among the Company and its stockholders dated as of January 16, 1996.
        10.4         -- Waiver and First Amendment to Stockholders Agreement dated as of July
                        24, 1996.
        10.5         -- Employee Incentive Plan.
        10.6         -- Stock Award and Long-Term Stock Incentive Plan.
        10.7         -- First Amendment to Stock Award and Long-Term Stock Incentive Plan.
        10.8         -- Value Appreciation and Incentive Plan A.
        10.9         -- Value Appreciation and Incentive Plan B.
        10.10        -- Restricted Stock Agreement between the Company and Joel V. Staff, with similar agreements with C.R. Bearden, Jerry N. Gauche, Steven W.
                        Krablin, Merrill A. Miller, Jr., James J. Fasnacht and Paul M.
                        Nation.
        10.11        -- Management Services Agreement.
        10.12        -- Supplemental Savings Plan
       *10.13        -- New Credit Facility.
       *10.14        -- Deferred Fee Agreement
        21.1         -- Subsidiaries of the Company.
        23.1         -- Consent of Ernst & Young LLP.
       *23.2         -- Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto).
        24.1         -- Powers of Attorney (included in the signature pages of the
                        Registration Statement).
        27.1         -- Financial Data Schedule.

- ---------------

* To be filed by amendment.